

Berrett–Koehler Publishers

Connecting people and ideas

to create a world that works for all

OFFERING MEMORANDUM

October 14, 2020

THE BERRETT-KOEHLER GROUP, INC.

A California Corporation

Up to 89,166 Shares of Series B Preferred Stock (the "Shares")
Purchase Price: $12.00 per Share
Total Offering: Up to $1,070,000

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE PART II FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION.

This Offering is being made to both accredited investors and non-accredited investors who are aligned with Berrett-Koehler's mission, purposes, and steward-ownership as described in this Offering Memorandum.

Transfer of the Shares is restricted (see "Limited Transferability and Liquidity of Shares" in Section II, "RISK FACTORS").

The Berrett-Koehler Group, Inc.
1333 Broadway, Suite 1000
Oakland, CA 94612
(510) 817-2277

POTENTIAL INVESTORS SHOULD NOTE:

The Shares are speculative and involve a high degree of risk. See "Risk Factors" at pages 11 to 16. Investors must be prepared to bear the economic risk of this investment for an indefinite period and be able to withstand a total loss of their investment. The Shares are subject to restrictions on transfer and resale and may not be transferred or resold without the Company's consent and only as permitted under the Securities Act of 1933 and applicable state securities laws, pursuant to registration thereunder or exemption therefrom.

This Offering Memorandum (this "Offering Memorandum") does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any state or in any other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, this Offering Memorandum speaks as of the date hereof. Neither the delivery of this Offering Memorandum nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company after the date hereof.

This Offering Memorandum does not purport to be all-inclusive or to contain all information that a prospective investor may desire in investigating the Company. Prospective investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved in investing in the Shares. The contents of this Offering Memorandum should not be construed by prospective investors as investment, tax, or legal advice. Prior to making an investment decision regarding the securities, prospective investors should carefully review and consider this entire Offering Memorandum, the Exhibits and any amendments or supplements provided by the Company and consult their own counsel, accountants, and other advisors to the extent such prospective investors deem necessary.

TABLE OF CONTENTS

EXHIBIT A: STOCK PURCHASE AGREEMENT

EXHIBIT B: AMENDED AND RESTATED ARTICLES

EXHIBIT C: OFFICER AND DIRECTOR INFORMATION

EXHIBIT D: FINANCIAL STATEMENTS THROUGH 06/30/20

EXHIBIT E: BERRETT-KOEHLER GROWTH PLANS

EXHIBIT F: 2019 BENEFIT REPORT

EXHIBIT G: SUMMER/FALL 2020 BERRETT-KOEHLER CATALOG

EXHIBIT H: USE OF PROCEEDS TABLE

THIS OFFERING MEMORANDUM CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER

STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING MEMORANDUM.

I.   SUMMARY OF THE OFFERING

The following information is a summary of only some of the information contained in this Offering Memorandum ("Offering Memorandum") and is qualified in its entirety by reference to the remainder of this Offering Memorandum, including the Amended and Restated Articles of Incorporation of the Company (the "Articles of Incorporation"), and the Stock Purchase Agreement, which are Exhibits to this Offering Memorandum.

The Company
The Berrett-Koehler Group, Inc. (the "Company" or "Berrett-Koehler" or "BK"), is a California Benefit Corporation that was formed on November 10, 1998, and that acquired complete ownership of Berrett-Koehler Publishers, Inc., which was formed on January 8, 1992. Its principal office is located at 1333 Broadway, Suite 1000, Oakland, CA 94612. Its phone number is (510) 817-2277. The Company's fiscal year ends on December 31 of each year. The people at the Company to contact regarding the Offering are David Marshall, CEO and CFO, who can be reached at dmarshall@bkpub.com, and Steven Piersanti, founder and senior editor, who can be reached at spiersanti@bkpub.com.

The Berrett-Koehler Group, Inc., is a parent or holding company with one wholly owned subsidiary: Berrett-Koehler Publishers, Inc., a California corporation. Both the parent and the subsidiary became California Benefit Corporations in October 2015.

The Investment Opportunity
Berrett-Koehler is one of the leading independent book publishers in the US, with global reach and global impact. Berrett-Koehler was recently named the Independent Publisher of the Year by *Foreword Reviews* magazine, which is the leading award for independent publishers. Berrett-Koehler was the first book publisher in the world to be both a certified B Corp and a Benefit Corporation. BK has also received many other honors.

Berrett-Koehler offers an investment opportunity that the company believes has extraordinary impact potential both because the company itself is a pioneer in groundbreaking steward-ownership practices—a model for others—and because the company's products are leading many shifts around the world toward more equitable, open, participative, and sustainable organizational and societal structures.

Among BK's groundbreaking steward-ownership and steward-leadership practices are:

- Being guided by the profound mission of "*Connecting People and Ideas to Create a World That Works for All."*

- Establishing the Berrett-Koehler Constitution to enshrine the BK values of *Stewardship, Partnership, Quality, Inclusion,* and *Sustainability* and help the company live the values.

- Using the rigorous B Corp certification regimen and Benefit Corporation legal status to help protect the mission and purpose of the company and magnify its impact.

- BK is also pursuing the formation of the Berrett-Koehler Perpetual Purpose Trust ("PPT") to be a mission-based, steward owner of a portion of BK's Common Stock; the formation of this Perpetual Purpose Trust is intended to provide additional protection for the company's mission, values, and independence, as the PPT will not be focused on an exit strategy and will instead support preserving BK's mission, values, and independence into the future.

- Establishing BK Authors, Inc., and the BK Foundation to deepen BK's partnering with authors and connecting with and serving local and global communities.

- Being owned principally by members of its stakeholder groups—including employees, authors, customers, service providers, suppliers, sales partners, the BK Foundation, and BK Authors, Inc.

- Using pioneering partnership and stewardship practices in leadership and governance.

- Achieving much more diversity than the publishing industry as a whole in its staff composition (including 28% persons of color) and author composition (including over 50% women and/or persons of color in authors of books published in 2018 and 2019).

Berrett-Koehler also publishes many of the most groundbreaking and influential publications—in print, digital, and audio formats—on a broad range of topics, including steward-ownership, economic justice, ethical leadership, socially responsible business, environmental stewardship, community engagement, change tools and methods, project management, participative management, societal transformation, personal transformation, impact investing, conflict resolution, and numerous other topics. These publications have directly influenced many tens of millions of readers around the world, and they have impacted hundreds of millions of people in the organizations and communities led and supported by readers of the publications.

The extraordinary impact on many fronts of Berrett-Koehler Publishers as a company and of its publications is described in the article "The Far-Reaching Impact of Berrett-Koehler Publishers."

Several factors enhance the value of this investment opportunity and help reduce its risk:

- Berrett-Koehler is a 28-year-old company that has survived and prospered during multiple transformations of its industry, as well as during multiple economic downturns, including the 2001 recession, the 2008-09 "great recession, and the 2020 pandemic. See COVID-19 Pandemic under RISK FACTORS.

- Berrett-Koehler has a history of steady growth, well-established organizational structures, and a record of consistent profitability. Berrett-Koehler was profitable for each of the 16 years through 2018. In 2019, the company incurred a loss, and the 2020 pandemic-related economic downturn provided a temporary setback for the company. A full audit of Berrett-Koehler's financial s was completed for each year through 2019. See Financials, Risk Factors and Management's Discussion and Analysis for more information on the company's response to the pandemic. (The most recent auditors' reports are attached as part of the financial statements attached as Exhibit D.)

- Berrett-Koehler has extensive assets that can keep generating substantial revenues and profit for years to come and can be further exploited, including a massive amount of intellectual property (over 700 publications and publication agreements) and over 4,000 subsidiary rights agreements (many of which continue to generate revenues year-after-year). It is important to note that many BK publications continue generating substantial revenues for 10, 20, or more years after they are published—and some of the Company's original publications from 20 to 28 years ago still generate large revenues—thus providing a foundation for future growth.

- Berrett-Koehler also has well-established pipelines that are continuously generating new intellectual property, well-established structures for converting new publication projects into salable products that will generate future revenues and profit, and well-established competencies for enhancing the mission-supporting impact of new publication projects.

BK's management believes that several factors strengthen the growth potential of the company. In each of the past two years Berrett-Koehler has made the list compiled by *Publishers Weekly* of the fastest-growing independent publishers. Furthermore, BK is in the midst of transitioning from a modest-growth book publishing business model to a faster-growth media enterprise model. BK is continuing to emphasize its legacy business of publishing resources that offer self-directed and organizationally sponsored lifelong learning content to support personal, organizational, and societal change. At the same time, it is becoming more digital-driven and data-driven in its product development, distribution, and marketing.

Examples of this transformation are BK's innovative audiobook, online training, and digital marketing initiatives. Over time, with the aid of the investment the Company is currently seeking, these new digital products and services may lead to higher revenue growth and increased profits. BK's management also believes that cost of goods will likely decline as a percentage of revenues as fewer products require printing, inventory, physical distribution, and retail carrying costs, presumably leading to higher profitability. Please see "Description of Business" and "Berrett-Koehler Growth Plans" (which is attached as Exhibit E) for more information.

The COVID-19 pandemic has caused a global economic slowdown, but the book industry has proven to be remarkably resilient to the kinds of downturns affecting other industries. It has also led to a resurgence in distance learning and online education, areas in which Berrett-Koehler has pioneered. For example, when the pandemic struck hard in late March, the company was launching a 10-day rebroadcast of our most successful online product to date, the Servant Leadership Online Training Summit. Many registrants reached out to us to thank us for providing high-quality training they could do at home to help justify their positions and avoid layoffs. Our Leadership for a Changing World Online Summit in September 2020 attracted over 27,000 registrants from over 150 countries. We see companies and individuals investing more in such online training offerings both during the pandemic and in a post-Covid world as this becomes a more mainstream way of delivering continuing adult education.

Purposes of this Offering
This Offering (as defined below) is intended to achieve several objectives:

- To help fund the "Berrett-Koehler Growth Plans" as described in the attached Exhibit E, with the majority of the capital raised from the Offering to be used for those purposes;

- To support the Company's steward-ownership, steward-leadership, and steward-governance, as described below;

- To provide additional working capital for ongoing BK operations and for funding limited stock buybacks to help support the Company's steward-ownership (with up to a maximum of one-third of the capital raised from the Offering (as defined below) used for stock buybacks).

Steward-ownership, steward-leadership, and steward-governance
One of Berrett-Koehler's commitments is to "Stewardship," which is defined as "operating the business always in the interests of all stakeholders as well as the global commons," and another commitment is to "Sustainability," which is defined as "keeping BK mission-driven, values-based, independent, and owned and operated by its stakeholders while raising efficiency and performance, building financial resources, reducing debt, and fairly compensating all stakeholders for their contributions to BK's success."

To support these commitments, the Company is further committed to *steward-ownership* (which means ownership designed to achieve the mission and purposes of the Company and benefit all stakeholders of the Company); to *steward-leadership* (which means that the Company's leaders act as stewards who serve the purposes of the whole Company and serve all of the Company's stakeholders rather than seeking to benefit the interests of the leaders themselves); and to *steward-governance* (which means that the Company's governance practices are aligned to serve the purposes of the whole Company and to serve all the Company's stakeholders rather than seeking to benefit the interests of the decision-makers themselves).

BK management believes that steward-ownership is better, in the long run, for companies, communities, nations, and the world than having ownership be principally a matter of absentee, transitory, or speculative investment. BK management similarly believes that steward-leadership and steward-governance produce higher organizational performance, over the long run, than traditional leadership and governance approaches. Accordingly, this Offering is intended to help further establish an ownership structure and capital base for Berrett-Koehler that will allow it to remain independently owned and operated, in order to preserve BK's distinctive mission, purposes, character, and values. See "Risk Factors."

Securities Offered (the "Offering")
The Company is conducting an offering of its Series B Preferred Stock (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. The Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (as defined below) in October 2020 (the "Form C") and this Offering Memorandum, which is included therein (the "Offering Memorandum"). The Company is offering to both accredited and non-accredited investors up to $1,070,000 of Series B Preferred Stock (each a "Share" and, collectively, the "Shares") at a price of $12.00 per Share (the "Purchase Price"). for up to 89,166 Shares sold in the Offering. Any person or entity who holds at least one Series B Share is referred to as a "Series B Shareholder." The Shares have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Articles of Incorporation of the Company, as amended by Articles of Amendment adopted on July 30, 2020, copies of which are attached as Exhibit B (the "Restated Articles").

The minimum amount or target amount to be raised in the Offering is $200,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $1,070,000 (the "Maximum Offering Amount"). Each investor must purchase a minimum of 100 shares, for a minimum individual investment of $1,200 unless a smaller purchase is approved by the Company in its discretion. The Company is offering the Shares to prospective investors through the Crowdfund Mainstreet crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6% of gross monies raised in the Offering. Investors should carefully review the Form C and this accompanying Offering Memorandum, which are available on the website of the Portal at www.crowdfundmainstreet.com.

The Shares may not be transferred by any investor during the one-year period beginning when the Shares are issued, unless the Shares are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D (which is outlined in Section 7 hereto); (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the

Shares. Furthermore, the investors are not permitted to assign the Shares without the Company's prior written consent in accordance with the terms of the Stock Purchase Agreement.

No person other than the Company has been authorized to provide prospective investors with any information concerning the Company or the Offering or to make any representation not contained in this Offering Memorandum. To invest in the Shares, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Shares and (iii) execute the Stock Purchase Agreement. The Company reserves the right to modify any of the terms of the Offering and the Shares at any time before the Offering closes.

Subscription and Offering Period
Subject to the terms of the Stock Purchase Agreement and the Form C and this related Offering Memorandum, the investor may subscribe to purchase the number of Shares equal to the quotient of the investor's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Memorandum and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when the Stock Purchase Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Memorandum and on the Portal's website (the "Offering Deadline"). The Offering will commence on the date of the Offering Memorandum and will continue until the earlier of i) the Company's receipt of subscriptions for all of the Shares, ii) the Offering Deadline, or iii) such earlier date as the Company may, in its sole discretion, undertake one or more closings on a rolling basis (the "Offering Period").

If the Company raises at least the Target Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new date.

Closing
Closing of the sale and purchase of the Shares pursuant to the Stock Purchase Agreement (the "Closing") shall take place through the Portal within five business days after such Closing (the "Closing Date"). The Company may hold additional "rolling closings," as the Company determines in its sole discretion. When the Company decides to hold a Closing, the Company will provide notice to investors that have made investment commitments of at least five business days' notice of the new deadline, and such investors have a right to cancel commitments for any reason until 48 hours prior to the new offering deadline. Any shares purchased before such a Closing will be issued and delivered to the purchaser in conjunction with the Closing. Funds invested will not begin to accrue dividends until issuance of the Shares.

Dividend

The Shares will earn a cumulative dividend ("Dividend") each year at annual rate of 4% of the Purchase Price. Dividends will be paid by July 1 each year for the 12-month period ending June 30 of the same year.

As long as funds are legally available, the Company is required to pay the Dividend each year. If the funds are not legally available, and the Company is unable to distribute the Dividend in any year, the Dividend will accrue and the Company's obligation to pay the Dividend will carry forward into future years.

For a more complete description of Dividend Rights, please review this Offering Memorandum in its entirety and Article 4, Section 2 of the Amended and Restated Articles of Incorporation.

Conversion

At the option of the holder of the Shares and at any time, the Shares may be converted into Common Stock on a one-to-one ratio, subject to adjustment. In addition, the Shares will automatically convert into Common Stock upon either i) an affirmative vote of the holders of at least sixty percent (60%) of the outstanding Series B Shares, or ii) completion of a firmly underwritten public offering of the Company's Common Stock at an offering price per share that, when applied to all outstanding shares of Common Stock and the shares offered and sold in the public offering, would total $30,000,000 or more.

For a more complete description of Conversion Rights, please review this Offering Memorandum in its entirety and Article 4, Section 5 of the Amended and Restated Articles of Incorporation.

Redemption Rights

By converting Series B Shares to Common Stock, a Series B holder may participate in any company stock buyback offered to Common shareholders and on the same terms as Common shareholders—including buybacks made by the ESOP. The decision to exercise this right is at the discretion of each individual Series B holder, and this right will continue for as long as each Series B holder holds Series B Stock.

Additionally, at any time after two years from the first issuance of the Series B Preferred, the Company may exercise a right to redeem all (but not less than all) outstanding Series B Shares by giving the holders of the Series B Preferred Shares thirty days' notice of the redemption. The Redemption Price shall equal the higher of i) the original price paid for the Shares plus any accrued but unpaid dividends and ii) the Fair Market Value ("FMV") as determined by the most recent ESOP valuation, minus ten percent.

For a more complete description of the Redemption Rights, please review this Offering Memorandum in its entirety, Article 4, Section 6 of the Amended and Restated Articles of Incorporation, and Article 8 of the Stock Purchase Agreement.

Liquidation:

Upon the liquidation of the Company the holders of the Shares will be entitled to a liquidation preference over the BK Common Stock, with such preference being in the amount of their original purchase price plus any accrued but unpaid dividends. The Shares will be on parity with shares of the Company's Series A Preferred Stock and the Series C Preferred Stock in the event of liquidation. For a more complete description of the Shares, please review this full Offering Memorandum as well as Article 4, Section 4 of the Amended and Restated Articles of Incorporation.]

Voting Rights and Protective Provisions
In general, the Preferred Stock shall vote together with the shares of Common Stock at Shareholder meetings and will be entitled to voting rights equal to the number of shares of Common Stock into which the Shares may be converted.

However, there are exceptions during which the Preferred Stock is entitled to vote as a separate class. Specifically, the Amended and Restated Articles of Incorporation and the Stock Purchase Agreement contain a variety of provisions intended to protect the rights of the Preferred Shareholders. For example, without the vote of the holders of the majority of the outstanding Preferred Stock, the Company shall not:

- Amend the Company's Articles of Incorporation in a manner that adversely affects the Series B Shares;

- Increase or decrease the number of the Company's authorized shares;

- Authorize shares of any new class or series of stock having rights, powers or privileges on parity with or senior to the Series B Shares.

- Modify the number of members of the Board of Directors.

- Redeem any shares or pay dividends on shares junior to the Series B Shares so long as there are any accrued and unpaid dividends on any Series of Preferred Stock.

- Make any changes to the company's annual ESOP contribution rates.

- Make any changes to the discount (10% as of the issuance of this Offering Memorandum) used to calculate the Redemption Price from the Fair Market Value associated with the annual ESOP valuation.

This is a summary of key provisions for which Preferred Shareholders are required to consent as a separate class, but it is not an exhaustive list. For a more complete description of the Voting Rights and Protective Provisions, please review this Offering Memorandum in its entirety, and Article 4, Section 3 of the Amended and Restated Articles of Incorporation.

Long-term investment

In keeping with the steward-ownership objectives described above, Berrett-Koehler is seeking investors in the current Offering who have a long-term investment perspective and who support BK's mission, values, and plans. There is currently no active trading market for Berrett-Koehler securities and the Company has no plans to list the Shares on any exchange. Furthermore, one of the terms of this Offering is that Shares purchased in this Offering may not be resold or transferred to any other party unless the shareholder demonstrates to the Company's satisfaction that the proposed transfer will comply with applicable securities laws.

II.   RISK FACTORS

In deciding whether to participate in this Offering, prospective investors should carefully consider the risks related to purchasing and holding the Shares, including the risks described below. In addition to the risks described below, businesses are often subject to risks not foreseen or fully appreciated by management.   In reviewing this Offering Memorandum, potential investors should keep in mind other possible risks that could be important.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration.

Forward-Looking Information May Prove Inaccurate.   This Offering Memorandum and its Exhibits may contain certain forward-looking statements related to the prospects, plans, anticipated growth, anticipated performance, and other aspects of the Company that are based on the beliefs of BK management as well as assumptions made by and information currently available to BK management. Such statements reflect the current views of BK management with respect to future events and are subject to risks, uncertainties, and assumptions, including the other risk factors described herein. Actual results may vary materially from those described herein as anticipated, believed, estimated, or expected. There can be no assurance that the projected results will occur, that assumptions and projections will prove correct, or that unforeseen developments will not occur.

The COVID-19 Pandemic Is Disrupting Book Sales, Has Already Adversely Impacted Our Business and Operations, and Could Continue to Do So. Book publishing worldwide has experienced many kinds of major disruptions because of the coronavirus pandemic, including the closure of many bookstores, cancellation of many events at which books are used or sold, delays in payment by some sales partners, and disruptions of publishing supply chains (such as reductions in warehousing capacities). It is not known how long these disruptions will last or whether recent progress (such as in reopening bookstores) might be reversed by new waves of COVID-19 infections. In addition, the economic impact of the coronavirus pandemic (and fear of continuing financial impacts) may alter consumer confidence, behavior, and spending patterns, possibly resulting in a reduction of customers' demand for books going forward. Berrett-Koehler has been negatively affected by all of these disruptions, especially by the cancellation of many workshops, conferences, training events, and the like where many Berrett-Koehler authors speak, train, and sell books. Berrett-Koehler's revenues declined substantially in the second half of March 2020, in April 2020, and in May 2020. Berrett-Koehler benefitted from an increase in digital revenues, but that increase was not enough to compensate for the decline in print revenues during this period. Although print and overall revenues recovered in June 2020 nearly back up to their pre-pandemic levels, there can be no assurance that this recovery will be sustained.

The company temporarily closed its Oakland headquarters office in mid-March 2020 and is able to carry on most of its regular operations with employees working from home, but it is unknown how long the company staff will need to continue working this way and what negative impacts this work arrangement will have over the long term. The ultimate extent of the impact of COVID-19 on our business, financial condition, and results of operations will depend largely on continuing and future developments, including the duration and spread of the outbreak within the U.S. and around the world and the related impact on economic activity, events where books are sold, and business and consumer spending, all of which are uncertain and cannot be effectively predicted at this time. In A positive sign that the BK staff is adjusting well to working remotely, a late summer poll revealed that 70% of the staff prefer to make their homes their primary work spaces in a post-Covid world. Over time, this will allow the company to redirect investment and resources from physical office space to our growth initiatives.

The company has taken extensive measures in many areas of its business—such as expanding its digital marketing programs and digital products—and numerous company authors have pivoted all or most of their programs to virtual delivery, but it is not yet known how well these measures will mitigate the effects described above over the long term. The company applied for appropriate government relief programs at the national and state levels and has received over $700,000 of government loans (all of which the company expects to be forgiven because the company believes it has met the requirements for such forgiveness) but it is unknown how much additional benefit from government programs might be received or be needed.

Berrett-Koehler May Be Adversely Affected by Economic Trends and Other National and Global Developments. Berrett-Koehler's revenues and profitability were adversely affected by the economic slowdown in 2008 and 2009 and, as indicated above, has been adversely impacted by the COVID-19 pandemic. Future economic slowdowns, pandemics, terrorist strikes, wars, or other national or global events may have a similar adverse effect on the Company's growth and profitability. Berrett-Koehler's business is particularly prone to being adversely affected by any developments that cause business conferences, seminars, training programs, and similar events and programs to be cancelled or scaled back (as often happens during economic slowdowns), because a significant share of the sales and marketing of business books takes place in conjunction with such events and programs.

Speculative Investment. Investment in the Shares is speculative and involves a high degree of risk. Any investment could be lost entirely. For this reason, prospective investors should read this Offering Memorandum, and all exhibits carefully, should consult with their own attorney, accountant, or business advisor prior to making any investment decision, and should only invest if they can afford to lose their entire investment.

Limited Transferability and Liquidity of Shares. The Shares acquired in this Offering may not be sold or transferred to others unless the shareholder demonstrates to the Company's satisfaction that the proposed transfer will comply with applicable securities laws. The Shares may not be transferred by any investor during the one-year period beginning when the Shares are issued, unless the Shares are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D (which is outlined in Section 7 hereto); (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares. Furthermore, the investors are not permitted to assign the Shares without the Company's prior written consent in accordance with the terms of the Stock Purchase Agreement.

The Shares will not be registered for sale to the public and any sale or transfer of the Shares to others must be in accordance with exemptions from registration provided by federal and state securities laws. There is currently no active trading market for securities of The Berrett-Koehler Group, Inc., and the Company has no plans to list the Shares on any exchange. Therefore, investors must acquire the Shares for investment purposes and not with a view to their resale. Investors in this Offering should assume that for an indefinite future there will be no market or financial return on the Shares (other than annual dividend payments) outside of the Redemption provisions offered by the Company and outlined in this Offering Memorandum, and they must be prepared to bear the economic risk of their investment until such time as their Shares are redeemed by the Company.

Non-Economic Objectives. In addition to the economic objectives in this Offering described elsewhere in this Offering Memorandum, Berrett-Koehler and some of its shareholders have non-economic objectives related to pursuing BK's distinctive publishing agenda, developing ongoing collaborative relationships between Berrett-Koehler and its various stakeholder groups (authors, customers, service providers, and others), and maintaining independent ownership rather than positioning itself to be acquired by another company at a profit. These non-economic objectives may conflict at times with the expectation of maximized financial return, which could impact the Company's ability to pay dividends on the Shares, complete redemptions of the Shares or to increase the fair market value of the Company to be paid upon possible future redemptions of the Shares. Furthermore, although BK management believes that this Offering will further these non-economic objectives, there can be no assurances that the Offering will do so to any material extent. In addition, although BK management has no present intention to depart from these non-economic objectives, there is no guarantee that such departure will not happen at some time in the future, whether intentionally or unintentionally.

The Company is a Benefit Corporation that is a certified B Corp under California law. Benefit corporations are required to have "the purpose of creating a general public benefit" in addition to any special public benefit set forth in its articles. The term "general public benefit" is defined as "a material positive impact on society and the environment, taken as a whole, as assessed against a third-party standard, from the business and operations of a benefit corporation." In considering the best interests of the benefit corporation, directors must consider the impact of any action or proposed action on all of the following:

- The shareholders;
- The employees and workforce;
- The interests of customers;
- Community and societal considerations;
- The local and global environment;
- The short-term and long-term interests of the corporation; and
- The ability of the corporation to accomplish its general, and any specific, public benefit purpose.

Directors also may consider any other pertinent factors or the interests of any other person or group. A director of a benefit corporation is not required to give priority to any particular factor or the interests of any particular person over any other factor or interests of any other person, unless the benefit corporation has stated its intention to give priority to a specific public benefit purpose identified in its articles of incorporation. An officer of a benefit corporation must also consider the interests and factors required to be considered by directors (see above) when:

- The officer has discretion to act with respect to a matter; or
- The matter may have a material effect on the shareholders, the employees and workforce, the interests of customers as beneficiaries, community and societal considerations, the local and global environment, the short-term and long term interests of the corporation, or the ability of the corporation to accomplish its general, and any specific, public benefit purpose.

In addition to Benefit Corporation status, by the end of 2020, BK's capitalization structure is projected to change so that the single largest shareholder in the Company will be a Perpetual Purpose Trust that is dedicated to preserving the Company's perpetual independence, values, mission of Connecting People and Ideas to Create a World That Works for All, and steward ownership, leadership, and governance by and on behalf of the Company's multiple stakeholders. The Trust shall be administered in such a manner that is best suited to advance such purpose and to further operational independence of the Company in order to advance the mission of the Company, even if the administration in furtherance of the purpose does not result in the maximization of income to the trust, the maximization of the value of any stock or other ownership interest owned by the trust, or the maximization of the profits or value of the Company for the benefit of the Company's shareholders.

The existence of other factors and concerns other than financial return could impact the Company's profitability, reputation, and its ability to repay the Shares.

Unusual Publication Agreements. The agreements that Berrett-Koehler has with its individual authors are unusual for the publishing industry in that authors may unilaterally elect to terminate their publication agreements with the Company without cause after a notice period "if the Author is not satisfied, in the Author's sole judgment, with any aspect of the relationship with the Publisher or with the Publisher's performance in any aspect of publishing and selling the Work." Under these Agreements, "the Author will send the Publisher written notification of intention to terminate the Agreement, along with a statement of problems causing dissatisfaction; the Publisher will then have six months after receiving such notification to remedy the problems to the satisfaction of the Author." If the publisher does not succeed in remedying the problems to the satisfaction of the author, termination would take effect four months after the end of the six-month notice period and would result in the loss by the Company of its right to continue to reprint the works that were the subject of each agreement, and therefore the right to sell those works once the existing inventories of the works were exhausted. Berrett-Koehler would also lose the right to make further subsidiary rights sales for those works, although all prior subsidiary rights agreements would remain in effect and BK would retain the right to its share of the proceeds from all prior subsidiary rights sales or licenses. While Berrett-Koehler's publishing agreements have attracted many authors to the Company precisely because of the freedom and control granted to authors, because of this termination provision it is possible that BK could, at any given time, lose a significant portion of its intellectual property assets either by coincidence or through the occurrence of an event that makes Berrett-Koehler relatively less attractive from the authors' perspective. To date, during Berrett-Koehler's more than 28-year history, only six authors have exercised this provision to terminate their publication agreements with Berrett-Koehler. Although BK management is unaware of any current circumstances that are likely to change the historically positive relationship between BK and its authors, the presence of the termination clause exposes Berrett-Koehler to the unusual risk of having its publishing rights canceled by the author, which could have a material adverse effect on Berrett-Koehler's business and financial condition. Furthermore, this termination clause might impede or possibly block the sales and/or reduce the sale price of Berrett-Koehler or its publication assets to a third-party purchaser, should such a sale be desired at some point in the future. However, BK management believes that the current benefits received by the Company from its unusual publishing agreement substantially outweigh the risks associated with those agreements and therefore expects to continue its prior practice by entering into similar agreements with authors in the future.

Industry Transition and Possible Impact on Future Growth. BK participates in an industry that is highly competitive and is experiencing a transition from a history focused on the production of physical books to a future focused on digital products and services. In response to that transition, BK's financial projections rely largely on new business strategies, and our plans for long-term growth may not be successful. BK is pursuing several areas for long term diversification including online trainings, online courses, and an expanded line of digital products and services. BK could move into these areas either through direct investment, partnership, or through acquisition, though BK may not be successful in this endeavor. While online education, direct to consumer sales, and expanded products and services all have the potential to drive increased sales growth and margin opportunities, BK may fail to execute in new business areas that are outside BK's historical core capacities and knowledge base. Each of these strategies. if unsuccessful, could result in financial loss or reputation damage.

Intangible Assets. Berrett-Koehler's principal assets are intangible – including publication agreements, subsidiary rights agreements, distribution agreements, and the Company's brand, trademarks, reputation, and relationships with customers, authors, service providers, and others – and the Company is dependent on these assets for its ongoing viability. To the degree that these intangible assets were lost or impaired, it would compromise the operations and prospects of the Company.

Leadership transition. The Company is dependent on key personnel and needs to successfully implement succession plans for senior management, as well as maintain the labor force to carry out daily operations. (In fact, during the last year, BK founder Steven Piersanti moved to the Senior Editor role as on such leadership transition.) The Company depends on key personnel for its success, including members of senior management. There can be no assurance that these individuals will remain employed by the Company, and some of these individuals are approaching retirement age. We may not be able to attract and retain key employees or successfully establish and implement succession plans, which could harm our business. There is competition to recruit and retain labor and the Company must stay competitive in recruiting and retaining the labor force and talent to carry out daily operations and to grow successfully.

Key Employees. The success or failure of Berrett-Koehler hinges largely on the efforts of key employees and the Company's ability to attract and retain highly skilled technical, managerial, and professional personnel who are competent in its areas of business operations. BK competes in the market for such personnel against numerous companies, including larger, more established companies with greater financial resources than BK's resources. BK may not be successful in attracting and retaining skilled personnel in the future as the staffing needs of the Company increase. The loss of key employees or the inability of Berrett-Koehler to attract and retain qualified employees, if either event occurs in the future, could have a material adverse impact on BK's business. No BK employees are party to employment or non-competition agreements, and the employment of all employees is at-will and could be terminated by the employees at any time. The Company maintains a key man life insurance policy in the amount of $1,000,000 that insures the life of BK founder and Senior Editor Steven Piersanti (with the Company as beneficiary), but no other BK employees are so insured by the Company.

Competition and Contingencies. The publishing industry is highly competitive and the competition within BK's particular market areas is heavy. Although BK has historically enjoyed some success in its markets, its past success may not accurately indicate the probability that it will succeed in the future. BK's ability to succeed in the future within this competitive environment is dependent to a greater or lesser degree upon a number of circumstances that are beyond its control, such as, for example, increases in paper and printing costs, changes in the practices and financial health of bookstores and online booksellers, and disruptions in other sales and distribution channels. The recent and ongoing movement of the book publishing industry to digital publishing, digital sales, and digital marketing creates many new challenges and complexities for all publishers, including Berrett-Koehler. While many of these factors also affect BK's competitors, some of these competitors may be better positioned to withstand any resulting adverse impact because of such reasons as being established longer than BK and having greater financial, marketing, and other resources than those available to BK.

Dependency on U.S. Distributor. During the year ended December 31, 2019, sales to one distributor, Penguin Random House Publisher Services (PRHPS), which distributes BK's books to U.S. bookstores, wholesalers, and other trade accounts, accounted for more than half of BK's total revenues. This dependence on PRHPS makes BK vulnerable to losses as a result of adverse changes in the operations or business of Peng or as a result of any deterioration in the relationship between BK and PRHPS.

Target Offering. If the Company raises at least the Target Offering Amount prior to the Offering Deadline, the Offering Deadline may be accelerated, provided, that, the Offering Deadline must be at least twenty-one days. Investors that have committed funds will be notified of such change at least five business days prior to the new end date.

If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Investors will have no assurance that the Company will receive sufficient funds to carry out the plans of the Company set forth in this Offering Memorandum and the Company's growth plans (Exhibit E), or that a certain number of other investors consider the Shares to be a good investment; investors should consider their funds at risk immediately upon delivery of the subscription payment to the Company.

No Accrual of Dividends Prior to Closing. Investors that have signed the Stock Purchase Agreement will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Company's satisfaction of the conditions set forth in the Stock Purchase Agreement, and the Offering will be deemed to have successfully closed (the "Closing"). Any shares purchased before such a Closing will be issued and delivered to the purchaser in conjunction with the Closing (see "Plan of Distribution"). Funds invested will not begin to accrue dividends until issuance of the Shares. In addition, if the Offering is cancelled, subscriptions will be returned without interest. Similarly, if a potential investor's subscription for Shares is rejected, his or her funds will be returned without interest.

Dilutive Effect. The Company may conduct financings in the future to raise additional working and expansion capital, which may increase the number of outstanding shares of the Company and may be at different prices and on different terms than the current financing. In the event of such financings, subscribers to the Shares may experience a significant dilutive effect. The Amended and Restated Articles do not contain provisions providing antidilution protection to investors in this Offering.

This list of risk factors does not purport to be complete, and it may not describe all of the risks and conflicts of interests relating to an investment in the Company. Some of the other risks of an investment in the Company are described elsewhere in this Offering Memorandum. Subscribers should read this entire Offering Memorandum and consult with their own legal and financial advisers before investing in the Company.

III.   DESCRIPTION OF BUSINESS

Founded in 1992, Berrett-Koehler Publishers, Inc. is an independent publisher dedicated to the mission of "Connecting People and Ideas to Create a World that Works for All." BK has a history of steady growth, stable organizational structures, and a consistent record of profitability--but not because we've remained captive to a traditional print publishing model. Rather, BK has burnished an impressive reputation for innovation in a variety of dimensions--including (but hardly limited to) our embrace of stewardship-governance, our deep collaboration with authors, our early entrance into the eBook and digital audiobook marketplaces, and our latest foray into online training and summits.

Thanks to our win-win approach to working with all our stakeholders--and with our authors in particular--BK has assembled an impressive network of influencers who partner with us to promote our products and evangelize for "the BK Way." To reach customers, we leverage the most robust global print and digital distribution platforms available. We have a rich and exciting pipeline of forthcoming publications and an impressive portfolio of award-winning backlist content that we're systematically integrating into the digital side of the business. In sum, BK has positioned itself for both long-term sustainability as a print publisher <u>and</u> for future growth thanks to our ongoing, successful efforts to transition to a media enterprise.

Publishing Program. BK publishes books and other media that are designed to promote positive change at the individual, organizational and societal levels.

BK Currents titles advance social and economic justice by exploring the critical intersections between business and society. Offering a unique combination of thoughtful analysis and progressive alternatives, BK Currents titles promote positive change at the community, national, and global levels.

BK Business titles pioneer new and progressive leadership and management practices in all types of public, private, and nonprofit organizations. They promote socially responsible approaches to business, innovative organizational change methods, and more humane and effective organizations.

BK Professional titles help workplace specialists update their skills and stay up to date on cutting-edge developments in their professions. These titles empower project managers, product managers, human resource professionals, and health care professionals to lead the way toward more modern and collaborative workplaces.

BK Life titles help people create positive change in their lives and align their personal practices with their aspirations for a better world. They show people how they can improve their lives in ways that are beneficial for the families, organizations, communities, nations, and world in which they live and work.

Berrett-Koehler has published more than 700 new books in hardcover and/or paperback print format since 1992, almost all of which are still in print. Additionally, we acquired 127 additional titles from Management Concepts Press in 2017 and 7 titles from PoliPoint in 2011. More than 100 of BK's books have already gone into second, third, or even fourth editions, signifying their ongoing relevance and sales.

BK has made a rapid and broad conversion to digital publishing. All new BK books are published simultaneously in print format and multiple digital formats (ePub, universal PDF for e-books, audio). Altogether, more than 600 BK books have been converted into one or more digital formats (while still being available in print format).

In addition, nearly every BK title is now available in large-print format, Braille, and other alternative formats for visually impaired people. These books can be ordered at ReadHowYouWant.com or at Amazon.com.

BK publications have enjoyed notable sales success. Over 275 BK books have sold over 20,000 copies, including sales of all U.S. and foreign editions, which represents nearly a third of our total booklist. Sixty-two of these books have sold over 100,000 copies, and three have sold over 1,600,000 copies, again including sales of all U.S. and foreign editions.

BK books have appeared on all major U.S. bestseller lists -- including those of the *New York Times, Publishers Weekly, USA Today,* IndieBound, Book Sense, *Washington Post, Los Angeles Times, Denver Post, San Francisco Chronicle, BusinessWeek, and The Wall Street Journal* – as well as many international bestseller lists.

One of the keys to Berrett-Koehler's success has been our ability to retain our successful authors. More than 150 BK authors have already published multiple books with BK. These multiple-BK-book authors include 9 of our 10 bestselling authors. A factor driving Berrett-Koehler's success in retaining authors has been our uniquely collaborative manner of working with those authors. We don't believe publishers should boss authors around. At Berrett-Koehler, we partner with the authors to make decisions on the cover, title, and direction of the book. At the same time, we give tough, honest feedback in response to author ideas. The goal of this feedback is to make sure the reader will see each author's value as clearly as we do. We want to be the wind in our authors' sails.

When editing the book, we get detailed reviews from potential customers to help the authors decide how to hone their manuscript. When designing the book, we match the author with a freelance designer who has experience with and often love for the subject matter.

One of the most distinctive dimensions of BK's unique collaboration with authors is BK Authors Inc. Berrett-Koehler encouraged and supported the creation of this autonomous organization of BK authors who mentor, support, and assist each other. The programs of BK Authors Inc. include the annual BK Authors Retreat, the annual BK Authors Marketing Workshop, and an author-to-author mentoring program.

More than 100 BK books have won national awards, and some have won multiple awards.

Media Enterprise and Online Learning Business. BK is in the midst of transitioning from a traditional book publishing business model to a faster-growth media enterprise business focused on supporting personal, organizational, and societal change. Our mission is to connect people and ideas to create a world that works for all, and in service of that mission, we've expanded our offerings over the past 10 years beyond printed books to include audiobooks, online courses, online training events, online summits, video training programs, card decks, self-assessments, toolkits, and digital marketing initiatives.

As an example, our recently launched Online Training Programs (OTP) are based on a pre-launch content business model and include integrated editorial, marketing, and technology infrastructure components. The programs include online summits, courses, and fireside chats, ranging in price from $200 to $3,000. The initial free broadcast is followed by an evergreen course and online distribution product. These products are sold both directly to individuals and corporations and licensed for consumption through our multiple corporate and library distribution partners. In addition to generating revenue directly, these products drive trade and bulk sales of the print titles that inspired them.

In addition to providing new avenues for learning, BK's online products and services help people engage more deeply with our publications and our authors. We intend to continue to invest in and grow the media enterprise side of our business.

Company Culture and Diversity. We work hard to create a welcoming company culture. We believe that due in large part to our unique vision, ethos, and ownership structure, we have created a workplace where talented people from all backgrounds like to work: our average BK employee tenure is nine to ten years.

Berrett-Koehler values diversity in both its staff and authors. Over the past few years we have dedicated significant resources to increasing diversity among our staff and authors. For example, we created a paid internship program that is helping us find and recruit a more diverse array of interns, many of whom continue on and become full time staff members. As of 2020, 28% of BK Staff are persons of color, (according to Diversity in Publishing 2019 survey, approximately 24% of publishing staff in the US are non-white). Of our 2020 publications, 68% percent are written by women authors and 36 percent are written by authors of color, both well above the averages in the areas in which we publish, including business book publishing. Forty-five percent of our audiobooks are narrated by women. Forty-two percent of the speakers at our recent Leadership for a Changing World Summit were people of color and 50% were women. We intend to continue to make efforts to increase diversity and inclusion among our staff, authors, and speakers.

Markets and Sales Channels. Berrett-Koehler's target market includes millions of persons around the world who are interested in improving their personal lives, careers, workplaces, organizations, communities, countries, and the world. The prime target customers for BK publications are leaders, managers, human resource professionals, entrepreneurs, consultants, activists, life and business coaches, counselors, concerned citizens, and other change agents. These customers work in all types and sizes of businesses, in all areas and levels of government, and in all types of not-for-profit and community organizations. Also, many customers are students or faculty members at educational institutions.

The largest sales channel for Berrett-Koehler--representing more than 50 percent of BK's revenues--is the global trade marketplace, which includes chain and independent bookstores, online booksellers, other retail locations that sell books, and wholesalers. BK reaches this market through a global distribution agreement with industry leader Penguin Random House Publishers Services (PRHPS)—which is the distribution services arm of Penguin Random House and which represents such distinguished independent presses as National Geographic, Beacon Press, and Rizzoli. Penguin Random House has the largest U.S. sales forces and the largest international sales forces calling on chain bookstores, independent bookstores, and special sales accounts. And Penguin Random House also has the most advanced supply chain in the world for broad, timely, and efficient distribution of books across all channels.

We manage distribution of BK e-books through Ingram's CoreSource, which is the industry leader for digital distribution. And we will continue to maintain BK's extensive network of digital distribution partners, which is one of the largest and most comprehensive in the world (and one of the reasons why BK's digital revenues have continued to grow while digital revenues have fallen in the publishing industry as a whole). Digital revenues currently account for approximately 20% of total revenue, and our plan is for that number for grow over the coming years. For more on this, please see *Berrett-Koehler Growth Plans* in Exhibit E.

BK sells direct to its markets through multiple channels, including advanced direct marketing, catalogs, the BK website, other websites, the BK Blog, email campaigns, ads in the back of BK books, exhibits at professional conferences, sales to authors, college textbook marketing, corporate bulk sales, and sales through catalog marketers and other active marketers.

BK actively promotes and publicizes its publications through many online, print, phone, and mail methods to generate both direct and distributed sales.   BK authors have appeared on ABC, NBC, CBS, PBS, CNN, Fox, CNBC, CSPAN-Book TV, NPR, Democracy Now, New Dimensions Radio, and scores of other television and radio outlets. BK books have been featured in *Time, Newsweek,* the *New York Times, USA Today,* the *Wall Street Journal,* the *Financial Times*, *The Economist*, *The Washington Post, AlterNet*, and hundreds of other magazines, newspapers, and online publications.

Subsidiary Rights Sales. BK has enjoyed remarkable success for a company our size in selling subsidiary rights to our publications. To date, we have made over 3,000 sales of foreign language translation rights, and BK books have been translated into 55 different languages, with some books being translated into more than 30 languages, or even over 45 languages. We've also sold approximately 1,000 other subsidiary rights – audio, video, electronic, book club, reprint, etc. – bringing the total number of subsidiary rights deals to over 4000.

These subsidiary rights sales are significant for BK's ongoing growth and financial health because many of them continue to generate revenues year-after-year without further expense or investment by BK. Currently, subsidiary rights account for approximately 9% of BK's revenue, and we expect that number will grow slightly over the coming years.

BK Suppliers and Service Providers. BK works with a worldwide network of suppliers and service providers to edit, design, produce, print, market, and sell its publications. The Company has a long-term contract with Penguin Random House Professional Services governing our English-language print trade distribution for both domestic and international markets, and we have a long-term contract with AIDC of Vermont to provide various services including website hosting and maintenance, book fulfillment for telephone, email, and website orders, and call center customer support. Beyond that, services are purchased on a "purchase order" or "job-by-job" basis. Many of these suppliers and service providers are listed on the inside back cover of the Berrett-Koehler catalog. They include:

- Over 500 manuscript reviewers who have brought either subject matter expertise or editorial expertise or a customer's perspective in helping authors revise and improve their manuscripts for publication. Many of these manuscript reviewers are so good at this process that they are asked to regularly review new book manuscripts.
- A smaller number of developmental editors who go beyond manuscript reviews to help rework manuscripts that need extra rounds of revision.
- Hundreds of copyeditors, book producers, book designers, cover designers, proofreaders, indexers, and other publishing professionals who turn manuscripts into well-edited and well-designed publications. Most of the design and production work on BK publications is done by outside teams of these professionals, who contract with and coordinate with BK's small design and production staff.
- A network of foreign rights agents who help BK arrange foreign language translations of its publications.

- Publicists, sales professionals, digital media professionals, and other marketing professionals who work with BK and our authors to create marketing materials and carry out marketing campaigns.
- Multiple service providers who help produce and market our online training programs.
- Printing, warehousing, and shipping services with which BK has long-time relationships.
- Many other service providers who are part of the BK community.

Note: Because this Offering Memorandum focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

IV. USE OF PROCEEDS

The total proceeds to the Company if all of the Shares are sold will be $1,069,992. The Company cannot accurately predict how many Shares will be purchased, but the expenses of the Offering are anticipated to be approximately $80,000. Separate and apart from the offer and sale of the Shares through the Portal, the Company may also agree to issue Series B Preferred Shares in exchange for the cancelation of certain promissory notes or other obligations owed by the Company to creditors, or as compensation in lieu of cash.

The Company plans to use the net cash proceeds of the Offering to achieve several objectives:

- To help fund the "Berrett-Koehler Growth Plans" described in the document of that name (Exhibit E), with the majority of the capital raised from the Offering to be used for those purposes;

- To support the Company's steward-ownership, steward-leadership, and steward-governance, as described throughout this Offering Memorandum;

- To provide additional working capital for ongoing BK operations and for funding limited stock buybacks to help support the Company's transition to Perpetual Purpose Trust Ownership (with up to a maximum of one-third of the capital raised from the Offering to be used for stock buybacks).

- To cover the costs of compensation to the investment portal, legal fees, accounting fees, and any other fees associated with the Offering.

For more detail, see Exhibit H: Use of Proceeds Table.

V.   CAPITAL STRUCTURE OF COMPANY

Common and Preferred Stock. The authorized capital stock of The Berrett-Koehler Group, Inc., consists of ten million, one hundred fifty thousand (10,150,000) shares, nine million six hundred seventy-five thousand (9,675,000) shares of which are Common Stock (the "Common Stock"), par value $.001 per share, and four hundred seventy-five thousand (475,000) shares of which are Preferred Stock (the "Preferred Stock"), par value $.001 per share. Thirty thousand (30,000) shares of the Preferred Stock are designated Series A Preferred Stock, two hundred eighty-five thousand (285,500) shares of the Preferred Stock are designated Series B Preferred Stock, and one hundred thousand (160,000) of the authorized shares of the Preferred Stock are designated Series C Preferred Stock.

The outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of The Berrett-Koehler Group, Inc., the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and the claims of the various series of Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights.

The shares of The Berrett-Koehler Group, Inc., are owned by approximately 240 different shareholders, who include BK authors, BK employees, former BK employees, BK customers, BK service providers, BK suppliers, BK sales partners, supporters and friends of BK in the publishing community, and others. The officers and directors of Berrett Koehler, own, collectively (including shares owned by companies on which they serve as Directors), 38.8% of the issued and outstanding shares of the Company's stock. The largest block of stock (38.3% of the issued and outstanding shares) is owned by BK founder and Senior Editor Steven Piersanti. He has stated that it is his intention to donate and/or sell the majority of his shares, over a period of years, to the Perpetual Purpose Trust, Berrett-Koehler Foundation, the Berrett-Koehler ESOP, the BK Authors Cooperative, and/or a charitable remainder trust or other legal entity in a way that would help preserve the independent ownership of the Company, enhance its financial health, and strengthen its ability to pursue its mission and maintain its distinctive values.

ESOP Plan and Stock Buyback Program. The Berrett-Koehler Employee Stock Ownership Plan ("ESOP") provides a method of making Company ownership available to BK employees as well as offering incentive compensation and retirement benefits to employees. Under the terms of the ESOP, the shares that BK contributes to the ESOP are held by an ESOP trust and the value of the applicable number of shares is distributed to each participating employee over a period of years after such employee retires or otherwise leaves employment of the Company, in accordance with participation formulas set forth in the ESOP. Under the Company's incentive compensation plan that was in place between 2012 and 2019, in years in which the Company's pre-tax, pre-ESOP contribution profit ("pre-tax profit") was less than $50,000, no Company contribution to the ESOP was made; in years in which the pre-tax profit was between $50,000 and $299,999, the Company's contribution to the ESOP was 6.0% of the pre-tax profit, and this contribution was made issuing new shares or treasury shares to the ESOP; and in years in which pre-tax profit was $300,000 or more, the Company's contribution to the ESOP was 16.0%, and this contribution was used to purchase existing Common Stock tendered by shareholders who elect to sell some or all of their shares. And in accordance with a Board decision in November 2019, in years in which BK's profit before taxes and before the ESOP contribution is between $300,000 and $499,999, the Company will allocate 16 percent of the profit before taxes to an ESOP contribution; in years in which BK's profit before taxes and before the ESOP contribution is between $500,000 and $699,999, the Company will allocate 26 percent of the profit before taxes to an ESOP contribution; and in years in which BK's profit before taxes and before the ESOP contribution is $700,000 or greater, the Company will allocate 32 percent of the profit before taxes to an ESOP contribution. The ESOP will apply these contributions to the repurchase of shares of Common Stock from shareholders who wish to sell such shares.

Recent Company contributions to the ESOP have been the following: $84,946 in 2018, which was used to purchase 10,029 shares of Common Stock from BK shareholders; $49,297 in 2017, which was used to purchase 5,834 shares of Common Stock from BK shareholders; $62,709 in 2016, which was used to purchase 7,046 shares of Common Stock from BK shareholders; $104,707 in 2015, which was used to purchase 12,333 shares of Common Stock from BK shareholders; $70,291 in 2014, which was used to purchase 7,599 shares of Common Stock from BK shareholders; and $91,494 in 2013, which was used to purchase 9,032 shares of Common Stock from BK shareholders.

Dividends, Distributions, and Redemptions of Stock. In addition to the purchases described above by the ESOP of stock from Common Stock shareholders, during the past five years the Company has paid annual dividends of approximately $44,000 per year to Series A and Series B Preferred Stock holders in accordance with the terms of the Series A and Series B Preferred Stock and paid an average of approximately $50,000 per year for repurchase of ESOP shares of stock from current and previous employees of the Company under the terms of the ESOP for diversification and divesture of ESOP accounts.

VI.   DESCRIPTION OF THE SHARES

The securities being offered by this Offering Memorandum are Series B Preferred Stock (the "Shares") of the Company. This section sets forth a summary of the terms of the Series B Preferred Stock. The following is a summary only. It is not intended to be an exhaustive description of the terms of the Shares and is qualified by reference to the Amended and Restated Articles of Incorporation and the Stock Purchase Agreement, which are attached as exhibits hereto.

Price Per Share. Twelve Dollars ($12.00).

Dividend Provisions. The holders of the Series B Preferred Stock shall be entitled to receive by July 1 of each year, but only out of funds legally available therefor, a cumulative dividend ("Dividend") at a per annum rate of four percent (4%) of the Purchase Price of each Share.

Dividends on the Series B Preferred shall have equal priority with the outstanding shares of the Company's Series A, Series B Preferred Stock and Series C Preferred Stock. All dividends on any series of Preferred Stock shall be paid in preference to any dividends on the Common Stock. In the event of an acquisition or the conversion of the Series B Preferred, a dividend will be paid on that series at the rate stated above, provided that such dividend will be pro-rated for the portion of the year elapsed since the previous July 1.

As long as funds are legally available, the Company is required to pay the Dividend each year. If the funds are not legally available, and the Company is unable to distribute the Dividend in any year, the Dividend will accrue and the Company's obligation to pay the Dividend will carry forward into future years.

For additional information about the Dividend Rights, please see Article 4, Section 2.1 of the Amended and Restated Articles of Incorporation (Exhibit B).

Liquidation Preference. Upon any liquidation, dissolution, or winding up of the Company, before any distribution may be made to the holders of the Common Stock, the holders of any Series of Preferred Stock shall be paid an amount per Share equal to the price originally paid for their preferred stock, plus all accrued and unpaid dividends thereon. The Shares of Series B Preferred will be on parity with the holders of Series A Preferred and Series C Preferred in the event of liquidation.

If the assets of the Company are insufficient to pay the foregoing liquidation preference to all of the holders of Preferred Stock, then all the assets of the Company shall be distributed among the holders of the Preferred Stock pro rata, on an equal priority basis. After the payment of the full liquidation preference of the Preferred Stock as set forth above, the remaining assets of the Company legally available for distribution, if any, shall be distributed among the holders of the Common Stock, with no participation by the holders of the Preferred Stock. An acquisition of the Company is deemed a liquidation for these purposes.

Conversion Rights. Optional Conversion. Any shares of Series B Preferred may, at the option of the holder, be converted into Common Stock on a one-to-one ratio, (subject to adjustment for stock splits, stock dividends, recapitalizations and the like), by providing written notice to the Company and complying with the procedures set forth in the Amended and Restated Articles.

Automatic Conversion. Each share of Series B Preferred shall automatically be converted into a share of Common Stock, based on the then-effective Conversion Price for such series, (A) at any time upon the vote or written consent of the holders of at least sixty percent (60%) of the outstanding shares of the Series B Preferred, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities

Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company with a price in the offering which, if paid for all outstanding shares of stock of the Company plus the shares sold in the offering, would result in aggregate proceeds of at least $30,000,000. Upon such automatic conversion, any accrued and unpaid dividends shall be paid in immediately available funds.

Conversion Ratio. Initially, each Share of Series B Preferred Stock is convertible into one share of Common Stock. The conversion ratio is subject to adjustment from time to time in the event of stock dividends, stock splits, reclassifications, mergers, and other similar events as set forth in the Amended and Restated Articles.

No Antidilution Protection. The Amended and Restated Articles do not contain provisions adjusting the conversion ratio to increase the number of shares of Common Stock into which the Series B Preferred is convertible in the event of certain "dilutive issuances" of stock for less than the purchase price of the Series B Preferred.

For a complete description of Conversion Rights, please see the Amended and Restated Articles of Incorporation (Exhibit B).

Redemption. By converting Series B Shares to Common Stock, a Series B holder may participate in any company stock buyback offered to Common shareholders and on the same terms as Common shareholders—including buybacks made by the company's Employee Stock Ownership Plan (ESOP). The decision to exercise this right is at the discretion of each individual Series B holder, and this right will continue for as long as each Series B holder holds Series B Stock.

Additionally, at any time after two years from the first issuance of the Series B Preferred, the Company may exercise a right to redeem all (but not less than all) outstanding Series B Shares by giving the holders of the Series B Preferred Shares thirty days' notice of the redemption. The Redemption Price shall equal the higher of i) the original price paid for the Shares plus any accrued but unpaid dividends and ii) the Fair Market Value ("FMV") as determined by the most recent ESOP valuation, minus ten percent.

For a more complete description of the Redemption Rights, please review this Offering Memorandum in its entirety, and Article 4, Section 6 of the Amended and Restated Articles of Incorporation, as amended by the Articles of Amendment adopted by the Company's shareholders on July 30, 2020.

Voting Rights. On all matters subject to a vote of the shareholders of the Company, the holders of the Series B Preferred Shares shall be entitled to the number of votes that equals the number of shares of Common Stock into which their Shares are convertible and will vote with the Common Stock on an as-if-converted basis.

Additionally, there are situations during which the Preferred Stock is entitled to vote as a separate class. Please see the "Protective Provisions" subsection below.

Protective Provisions. The consent of a majority of the shares of the Preferred shareholders shall be required for any action that (a) alters or changes the rights, preferences, or privileges of either series; (b) increases or decreases the authorized number of shares of the Company's capital stock; (c) creates any new class or series of shares having rights, preferences, or privileges senior to or on parity with either series of preferred stock; (d) results in the redemption of or payment of dividends to the holders of the Common Stock at such time as there are any accrued and unpaid dividends on the Preferred Stock; (e) results in any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold or exclusively licensed; (f) increases or decreases the authorized size of the Company's board of directors; (g) results in total number of Common Stock shares issued to be more than 1,050,000 shares, adjusted for stock splits, stock dividends, etc.; (h) changes the company's annual ESOP contribution rates (i) changes the discount used to calculate the Redemption Price from the Fair Market Value associated with the annual ESOP valuation (10% as of the issuance of this Offering Memorandum) or (j) causes the Company to become a party to any agreement which by its terms restricts its right to pay dividends on or satisfy the redemption rights of the Preferred Stock, or otherwise restricts the Company's performance of its outstanding obligations in respect of the Preferred Stock.

Information Rights. Pursuant to the Stock Purchase Agreement, as soon as practicable after the end of each fiscal year of the Company, and in any event within one hundred eighty (180) days thereafter, the Company will furnish each Holder of Series B Preferred Shares an audited balance sheet of the Company, as at the end of such fiscal year, and an audited statement of income and cash flows of the Company, for such year, and budget projections for the upcoming year, all in reasonable detail. As soon as practicable after the end of each fiscal quarter of the Company, and in any event within forty five (45) days thereafter, to the extent requested by a Holder, the Company will furnish each Holder a balance sheet of the Company, as at the end of such fiscal quarter, and a statement of income and cash flows of the Company, for such quarter. Additionally, the Company shall provide all Shareholders with an annual report on the impact of the company. Each Holder shall also be entitled to standard inspection and visitation rights, provided, however, that these and reporting provisions shall terminate upon the effective date of the registration statement pertaining to the Company's first firm commitment underwritten public offering of its Common Stock registered under the 1933 Act or the termination of the a Holder's ownership of the Series B Preferred Shares.

Restrictions on Transfer. No shareholder will be permitted to transfer his or her Shares to any third party without demonstrating to the Company's satisfaction that the proposed transfer complies with applicable securities laws. The Shares may not be transferred by any investor during the one-year period beginning when the Shares are issued, unless the Shares are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D (which is outlined in Section 7 hereto); (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares. Furthermore, the investors are not permitted to assign the Shares without the Company's prior written consent in accordance with the terms of the Stock Purchase Agreement.

VII.   PLAN OF DISTRIBUTION

We are offering and selling Shares directly to both accredited and non-accredited investors. We are offering up to 89,166 Shares in the Offering. The Company is offering the Shares to prospective investors through the Crowdfund Mainstreet crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6% of gross monies raised in the Offering. Investors should carefully review the Form C and this accompanying Offering Memorandum, which are available on the website of the Portal at www.crowdfundmainstreet.com.

The minimum amount or target amount to be raised in the Offering is $200,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $1,070,000 (the "Maximum Offering Amount"). Each investor must purchase a minimum of 100 shares, for a minimum individual investment of $1,200 unless a smaller purchase is approved by the Company in its discretion.

Generally, no sale may be made to the investor in this offering if the aggregate purchase price the investor pays is more than 10% of the greater of the investor's annual income or net worth. Different rules apply to accredited investors (as defined below) and to non-natural persons. Before making any representation that the investor's investment does not exceed applicable thresholds, we encourage the investor to review Rule 251(d)(2)(i)(C) of Regulation A, which states:

"In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise, or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser's:

(1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§230.501)); or

(2) Revenue or net assets for such purchaser's most recently completed fiscal year end if a non-natural person."

The definition of an "accredited investor" in SEC Rule 501(a) includes:
  a. Any director, executive officer, or general partner of Company;

b. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000 (excluding any positive equity value of the person's primary residence);

c. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

d. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); and

e. Any entity in which all of the equity owners are accredited investors.

Prospective investors who meet the eligibility requirements and to whom the Company determines to issue Shares may subscribe to purchase by following the instructions in SECTION XII: HOW TO INVEST.

The Offering will commence on the date of the Offering Memorandum and will continue until the earlier of i) the Company's receipt of subscriptions for all of the Shares, ii) Offering Deadline, or iii) such earlier date as the Company may, in its sole discretion, undertake one or more closings on a rolling basis (the "Offering Period"). If the Company raises at least the Target Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least twenty-one days. Investors that have committed funds will be notified of such change at least five business days prior to the new date.

Closing of the sale and purchase of the Shares pursuant to the Stock Purchase Agreement (the "Closing") shall take place through the Portal within five business days after such Closing (the "Closing Date"). The Company may hold additional "rolling closings," as the Company determines in its sole discretion. When the Company decides to hold a Closing, the Company will provide notice to investors that have made investment commitments of at least five business days' notice of the new deadline, and such investors have a right to cancel commitments for any reason until forty-eight hours prior to the new offering deadline. Any shares purchased before such a Closing will be issued and delivered to the purchaser in conjunction with the Closing. Funds invested will not begin to accrue dividends until issuance of the Shares.

If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.

Purchasers of the Shares will become parties to a Series B Preferred Stock Purchase Agreement in the form of Exhibit A to this Offering Memorandum, which will contain representations, warranties, covenants, and conditions on behalf of both the Company and purchasers of Shares.

The Company will pay all of the expenses of this Offering, including fees to the Company's legal counsel. Any investor desiring to engage separate legal counsel in connection with this Offering will be responsible for the fees and costs of such separate representation.

VIII.   MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Officers. BK's corporate officers are:

Chief Executive Officer and Chief Financial Officer: David Marshall
President and Publisher: Johanna Vondeling
Vice President of Sales and Marketing: Kristen Frantz
Vice President, Global and Digital Sales: Maria Jesus Aguilo
Vice President for Design and Production: Edward Wade
Editorial Director: Neal Maillet
Director of Professional Publishing: Lesley Iura
Corporate Secretary: Marilyn McConnell

Information about the officers noted above, as of December 31, 2019, including annual remuneration, can be found in the "Officer and Director Information" attached as Exhibit C hereto.

The Company maintains a key man life insurance policy in the amount of $1,000,000 that insures the life of BK Senior Editor Steven Piersanti (with the Company as beneficiary).   No other BK employees are so insured by the Company.

BK currently employs 32 staff members, 27 of whom are full-time employees and five of whom are part-time employees. To address the decrease in sales from the pandemic-related 2020 downturn, BK staff members have been on the California Work Sharing Program since July 2020. This program is designed by the California Employment Development Department to prevent layoffs.

Board of Directors.   There are currently twelve members of the Board of Directors of The Berrett-Koehler Group, Inc.: Bill Upton, Vice President of Operations for Edwards Brothers Malloy, BK supplier, and BK shareholder, and current Board Chair; Steven Piersanti, BK founder, senior editor, and BK shareholder; David Marshall, BK CEO and CFO; Johanna Vondeling, President and Publisher, Katie Sheehan, BK senior communications manager and representative of BK employees (in accordance with a rotating system where the most senior BK employee who has not yet served on the Board customarily serves for one or two years); Joyce Roché, former President and CEO of Girls, Inc., past board member of several publicly traded corporations, BK author, and BK shareholder; Jesse Lyn Stoner, BK author and founder of the Seapoint Center for Collaborative Leadership; Marilyn McConnell, president, CEO, and owner of American International Distribution Corporation (AIDC), a BK service provider; Pete Neuwirth, senior consulting actuary at CapAcuity and BK author; Ed Frauenheim, senior director of content at research and analytics firm Great Place to Work, and member of the board of the BK Authors group, and BK co-author of two books; Jack Perry, founder of independent publisher Warbler Press in New York City and publishing consultant; Paul Wright, founding board member of the Berrett-Koehler Foundation, which he now chairs.

Note: After reviewing the information concerning the background of the Company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to operate the Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Principal Shareholders. The only person or entity who owns 20% or more of the Common Stock and Preferred Stock currently outstanding is Steven Piersanti, the Company's founder and senior editor, who owns 366,623 shares of the Company's Common Stock and 2,000 shares of the Company's Series B Preferred Stock, representing 38.3% of the ownership of the Company.

The shares of Common Stock and Preferred Stock beneficially owned by all officers and directors of the Company as a group accounts for approximately 40% of the outstanding stock.

Litigation. The company was sued in Alameda County Court by Swift Property to recover back rent for the company only paying partial rent on our unoccupied office space of 10,000 square feet in downtown Oakland, California from June to July of 2020 during the shelter-in-place health orders by Alameda County health officials, and to recover future rent shortfalls. (The lawsuit does not seek punitive damages.) The company answered the lawsuit and is now in amicable discussions with the landlord to sublease or take over our space. We do not consider this ongoing negotiation to have a material effect on the Company's business, financial condition, or operations. Company Management is not currently aware of any other past, pending, or threatened litigation or administrative action which has had or may have a material effect on the Company's business, financial condition, or operations.

IX.   FEDERAL TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences of the purchase, ownership, and disposition of the Shares and certain other matters, but does not purport to be a complete analysis of all potential tax considerations. In particular, the following summary does not address potential state, local, or foreign tax considerations associated with owning the Shares, and does not address any tax considerations that may apply to any prospective shareholder's particular circumstances, including any circumstances unique to corporations, tax-exempt entities, partnerships, trusts, or ESOPs. No assurance can be given that the Internal Revenue Service ("IRS") will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary of the material United States federal income tax considerations is for general information only and is not tax advice. Each prospective shareholder is urged to consult its, his or her own tax advisor to determine the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the Shares in light of the prospective shareholder's particular circumstances.

Treatment of Dividend Payments. The dividends received by holders of the Shares will be includible in gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such dividend is paid or accrued in accordance with such holder's regular method of tax accounting. In addition, payments of dividends should be treated as portfolio income under the passive loss rules. As portfolio income, these payments may not be offset by losses from a passive activity. For individuals, qualified dividends are subject to tax at rates up to 20 percent. The Company will report on an annual basis any dividends paid with respect to the Shares to each shareholder on a Form 1099-DIV.

Backup Withholding. Under federal income tax law, a holder of Shares may be subject to "backup withholding" under certain circumstances. Backup withholding applies to a shareholder who is a United States person if the shareholder, among other things, (i) fails to furnish his social security number or other taxpayer identification number ("TIN") to the Company, (ii) furnishes the Company an incorrect TIN, (iii) fails to report properly interest and dividends, or (iv) under certain circumstances, fails to provide the Company with a certified statement, signed under penalties of perjury, that the TIN provided to the Company is correct and that the holder is not subject to backup withholding. The backup withholding rate is 24% of "reportable payments". Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States person generally will be allowed as a refund or as a credit against that holder's U.S. federal income tax liability, provided the requisite procedures are followed. Potential investors should consult their tax advisors for additional information concerning the potential application of backup withholding to dividend payments received by them as a result of owning Shares.

Sale, Exchange, Redemption or Retirement of Shares. Assuming you hold Shares as a capital asset, you generally will recognize capital gain or loss upon a sale, exchange, redemption (to the extent the redemption is not treated as a dividend), retirement or other taxable disposition of Shares measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received for the Shares, and (ii) the your adjusted tax basis in the Shares. The gain or loss will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate holders is subject to limitations. A Shareholder's adjusted basis in the Shares generally will be the amount paid for the Shares, provided that a Shareholder's basis may be different if the Shares were received by gift or inheritance, or if certain other adjustments to the basis of Shares have been made.

Net Investment Income Tax. Certain U.S. persons who are individuals, estates or trusts to pay an additional 3.8% net investment income tax. This tax generally would apply to dividends on and capital gains from the sale or exchange of Shares and would be in addition to the dividend taxes and taxes on capital gains described above. Prospective investors should consult their tax advisors regarding the effect, if any, of the net investment income tax on the ownership or disposition of the Shares.

State, Local, and Foreign Taxes. In addition to the federal income tax aspects described above, prospective investors should consider potential state, local, and foreign tax consequences of an investment in the Shares. Each investor is urged to consult his own tax advisor to determine the impact any such taxes may have on the investor's unique tax situation.

Perpetual Purpose Trust Stock Acquisition. As indicated elsewhere in this Offering Memorandum, the Company and Steven Piersanti, the Company's founder, senior editor and largest current stockholder, intend to establish a Perpetual Purpose Trust to become a stockholder of the Company. Ownership of a portion of the Company's stock by the Perpetual Purpose Trust is intended to provide additional protection for the company's mission, values, and independence, as the Perpetual Purpose Trust will not be focused on or seek an exit strategy, but will instead support preserving the Company's mission, values, and independence into the future. A portion of the proceeds from the offer and sale of Shares in this offering will be used to acquire issued and outstanding Company stock to be held by the Perpetual Purpose Trust. The use of a Perpetual Purpose Trust structure as an ownership vehicle for mission-based enterprises is a relatively new legal structure and has not been the focus of detailed review by the Internal Revenue Service (the "IRS"). As a result, the Company cannot predict how the IRS will characterize and analyze the proposed transactions involving the Company and the Perpetual Purpose Trust. While the Company and its advisors believe that the proposed transfer of Company stock to the Perpetual Purpose Trust should not result in adverse income or gift tax consequences to the Company, the Perpetual Purpose Trust, or the Company's shareholders, the IRS may adopt a different characterization of the proposed transactions.

The foregoing section is set forth for general information only and is not meant as tax advice to any potential investor. Potential investors are encouraged to consult their own tax advisor(s) as to the tax impact of an investment in the Shares on their personal financial situation.

X.   FINANCIAL STATEMENTS

Included as Exhibit D are the Company's audited balance sheet as of December 31, 2018 and December 31, 2019, and audited statements of income, cash flow, and stockholders' equity for each of the 12-month periods ending on those dates. Also included are the Company's unaudited balance sheet as of June 30, 2020 and unaudited statement of operations for the six months ended June 30, 2020. The unaudited interim financial statements were prepared by management and have not been reviewed or audited by any independent accounting firm. Also included is a summary of the Company's financial results for the period from 2012 to 2018.

XI. MANAGEMENT'S DISCUSSION AND ANALYSIS

Background on Financial Statements. Berrett-Koehler has operated on a calendar fiscal year (January 1 to December 31) from its inception until the present, and it plans to continue doing so in the future.

Berrett-Koehler's intellectual properties are the principal source of the Company's revenues. However, in keeping with accounting conventions for intangible assets, no value is assigned (except for income already earned) on the BK balance sheet to any of its intellectual properties, including (a) the more than 700 publication agreements it has signed; (b) the more than 3000 foreign translation rights agreements that it has signed; (c) the more than 1000 other subsidiary rights agreements (for video rights, audio rights; book club rights, electronic rights, reprint rights, etc.) it has signed; (d) the BK trademarks; or (e) other BK intellectual property assets. These intangible assets are a major part of BK's value.

To aid in analysis of this investment opportunity, this Offering Memorandum and the included financial documents include projections of future results. The projections constitute forward-looking statements that involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. The cautionary statements made in the "Risk Factors" section of this Offering Memorandum should be read as being applicable to all forward-looking statements wherever they appear in this Offering Memorandum. The Company's actual results could differ materially from the projections presented here.

Financial Statements Summary. Financial results for The Berrett-Koehler Group, Inc., from 2012 to 2018 are presented in the "Financial Statements Summary" that is also included in Exhibit D.

These results, combined with the 2018 and 2019 audited financial statements, show that show that the company has maintained a solid track record of revenue growth and profitability over its 28-year history.

2019 FINANCIAL RESULTS

After 16 years in a row—from 2003 to 2018—of earning a profit each year, Berrett-Koehler incurred a loss of $358,149 in 2019.

A principal reason for this 2019 loss is that we made large investments in growing the business in 2019, most of which we expected to pay off in growth and profit in 2021 and 2022 rather than in 2019 and 2020 (because of the long lead time from when an editor begins working, to when the editor signs new book projects, to when the manuscripts for those books are completed, to when the finished books are ready for sale—often two years or more). Specifically, by May 2019 we had 2.5 more editorial staff members than we had at the beginning of 2018, and this expanded editorial staff is increasing the number of titles that the company will publish in 2021 and going forward.   We also increased our digital marketing staff, digital marketing initiatives, and online training program investments in 2019, which are already proving in 2020 to be important for the company's success because of the new economic environment.

Another reason for the 2019 loss is that a lot of company energy and focus between mid-2018 and mid-2019 was devoted to the BK leadership transition, which, after a long search and hiring process, resulted in David Marshall becoming CEO and CFO and Johanna Vondeling becoming President and Publisher, while Steve Piersanti changed his role to being a full-time Senior Editor. This consumed much of Steve's time during this period and significant amounts of David's, Johanna's, and other staff members' time, which diverted attention from our book publishing (including lowering the number of new 2019 publications), from online product development, and from marketing in 2019, thus lowering 2019 revenues.   The company believes this was an important and needed leadership transition that has positioned the company for future growth.

Also contributing to our 2019 loss were increased inventory write-offs for slow selling inventory and one-time corrections to several financial accounts.

2020 FINANCIAL RESULTS

From a financial perspective, 2020 has been an up year, then down year, then up-again year for The Berrett-Koehler Group, Inc.

2020 started well for Berrett-Koehler, with increases in both revenue and profit in January and February above our business plan for the first two months of 2020. Then the COVID-19 pandemic hit the U.S. in the second week of March, and revenues declined sharply in the last half of March, in April, and in May 2020. Revenues in these three months were 46% below our business plan for the months (and the drop would have been greater had we not had a strong first half of March). This shortfall in revenues resulted in large losses for those months.

Fortunately, we started to see signs of recovery by May. A principal leading indicator of sales for Berrett-Koehler is the Point-of-Sales (POS) data of the sell-through of our titles within Amazon.com and other booksellers in North America; these data are reported by NPD BookScan. After we saw healthy POS numbers in the week ended March 7 and prior weeks, the POS numbers began to decline in the week ended March 14 and then bottomed out in the week ended April 11 at only 31% of baseline. (Baseline is the average weekly POS numbers during the 10 weeks before the pandemic hit the U.S.) Since that lowest week, POS data have been on a 12-week upward trend and have recovered to be close to or above the pre-pandemic baseline for the past five weeks.

This POS recovery translated into strong revenues in June 2020. BK's June revenues were 95% of our original plan for the month and well above our revenues in June 2019. The timing of the revenue increase is because sell-through of our titles through Amazon.com and other booksellers (which again is what POS measures) translates into reorders of those titles to our trade distributor, Penguin Random House Publisher Services (PRHPS). This in turn results in PRHPS fulfilling the orders, which is what generates sales for Berrett-Koehler. This process generally takes about a month—from when the titles sell through in the accounts until reorders are placed and fulfilled and then credited as sales to Berrett-Koehler.

And the good news is that the strong June revenues—combined with the Payroll Protection Plan loan of nearly $700,000 that Berrett-Koehler received from the federal government (all of which is expected to be forgiven and thus count as income)—returned Berrett-Koehler to profitability for the first six months of 2020. See the June 30, 2020, preliminary and unaudited statement of operations, which shows profit before income taxes of $95,265 for the first half of the year.

The major reason for the decline in revenues starting mid-March appears to be that conferences, workshops, speaking events, training events, and other training programs—which account for a large part of the sales of BK titles—were cancelled all over the world because of the COVID-19 pandemic. Much of the recovery of BK revenues later in the spring and early summer appears to be due to the fact that a great many BK authors quickly pivoted to providing their training programs, workshops, speaking events, and the like virtually, and Berrett-Koehler as a company further accelerated our virtual marketing initiatives and digital product offerings. These pivots have transformed BK revenues to be less dependent on in-person training events, conferences, and gatherings than they were when the pandemic hit. As a result, our revenues are now less negatively impacted by the effects of the continuing pandemic than they were in the early months of the pandemic.

The proceeds of the offering will improve the company's liquidity and flexibility in investing in its growth plans, but this additional equity is not necessary to the continued viability of the business. Investment from existing common and preferred shareholders is not required for the company to maintain its viability or continue its operations, but such shareholders are invited to invest in this round. The company's primary sources of liquidity come from its organic sales of knowledge-based products and services and from its $2.2 million revolving line of credit with Beneficial State Bank, of Oakland, California. Depending on whether the company reaches its minimum raise of $200,000 or its maximum of $1,070,000, it projects using the proceeds of this offering within six to eighteen months

Berrett-Koehler is a viable company with strong growth prospects as outlined in more detail in section III. DESCRIPTION OF THE BUSINESS, and *Berrett-Koehler Growth Plan* in Exhibit E.

XII.   HOW TO INVEST

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the Stock Purchase Agreement. The Company reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Investors should be aware that legal counsel to the Company represented the Company only in the preparation of this Offering Memorandum and the conduct of this Offering and did not undertake to represent the interests of prospective investors. Prospective investors are encouraged to seek the advice of their own legal counsel in connection with their potential purchase of the Shares.

In preparation of this Offering Memorandum, counsel has relied on representations and statements of the Company's officers as to facts regarding the Company, its directors, officers, shareholders, and their respective affiliates. Counsel expresses no opinion regarding any factual matter set forth in this Offering Memorandum. Potential investors should consult their advisors regarding an investment in the Company and conduct any due diligence that they deem appropriate to verify the accuracy of the representations and information set forth in this Offering Memorandum.

XIII. EXHIBITS

EXHIBIT A: STOCK SUBSCRIPTION AND PURCHASE AGREEMENT
EXHIBIT B: AMENDED AND RESTATED ARTICLES OF INCORPORATION
EXHIBIT C: OFFICER AND DIRECTOR INFORMATION
EXHIBIT D: FINANCIAL STATEMENTS THROUGH 06/30/20
EXHIBIT E: BERRETT-KOEHLER GROWTH PLANS
EXHIBIT F: 2019 BENEFIT REPORT
EXHIBIT G: SUMMER/FALL 2020 BERRETT-KOEHLER CATALOG
EXHBIT H: USE OF PROCEEDS TABLE

EXHIBIT A

STOCK SUBSCRIPTION AND PURCHASE AGREEMENT

THE BERRETT-KOEHLER GROUP, INC.

STOCK SUBSCRIPTION AND PURCHASE AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1.　　Background. The undersigned understands that The Berrett-Koehler Group, Inc., a California corporation (the "**Company**"), is conducting an offering of its Series B Preferred Stock (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (as defined below) in September 2020 (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to $1,070,000 of Series B Preferred Stock (each a "**Share**" and, collectively, the "**Shares**") at a price of $12.00 per Share for up to 89,166 Shares sold in the Offering (the "**Purchase Price**"). Each investor must purchase a minimum of 100 shares, for a minimum individual investment of $1,200 unless a smaller purchase is approved by the Company in its discretion. The Shares have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Articles of Incorporation of the Company, as amended by Articles of Amendment adopted on July 30, 2020, copies of which are attached to the Offering Statement (the "**Restated Articles**"). The minimum amount or target amount to be raised in the Offering is $200,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**"). The Company is offering the Shares to prospective investors through the Crowdfund Mainstreet crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.crowdfundmainstreet.com.

2.　　Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**"). The Offering will commence on the date of the Offering Statement and will continue until the earlier of i) the Company's receipt of subscriptions for all of the Shares, ii) Offering Deadline, or iii) such earlier date as the Company may, in its sole discretion, undertake one or more closings on a rolling basis (the "**Offering Period**").

3.　　Closing.

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(a)   Closing. Subject to this Section 3, a closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five business days after such Closing (the "**Closing Date**"). The Company may hold additional "rolling closings," as the Company determines in its sole discretion. When the Company decides to hold a Closing, the Company will provide notice to investors that have made investment commitments of at least five business days' notice of the new deadline, and such investors have a right to cancel commitments for any reason until 48 hours prior to the new offering deadline. Any shares purchased before such a Closing will be issued and delivered to the purchaser in conjunction with the Closing. Funds invested will not begin to accrue dividends until issuance of the Shares.

(b)   Closing Conditions. A Closing is conditioned upon satisfaction of the following conditions:

(i)   at the time of the initial Closing, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of a Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount equal to the Purchase Price multiplied by the number of Shares to be sold at such Closing; and

(iii)   the representations and warranties of the Company contained in Section 8 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the applicable Closing in all material respects with the same effect as though such representations and warranties had been made as of the final Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. If the Company raises at least the Target Offering Amount prior to the end of the Offering Deadline, the end date of the Offering Deadline may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new date and the investors are given the right to cancel their investments within 48 hours of the new deadline. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Material Changes to Offering. If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within five business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.

6.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for his or her current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding (which is outlined in Section 7 of the Offering Statement).

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the applicable Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the applicable Closing to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) and of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or

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recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of his or her own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding (which is outlined in Section 6 of the Offering Statement), after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding (which is outlined in Section 6 of the Offering Statement).

7. <u>HIGH RISK INVESTMENT</u>. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected from this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

8. <u>Company Representations</u>. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made following representations and

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warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly formed as a corporation under the laws of the State of California and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Restated Articles, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Restated Articles, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Voting Shares; Grant of Proxy. The undersigned acknowledges that the Shares being acquired shall be entitled to the number of votes that equals the number of shares of Common Stock (as defined in the Restated Articles) into which their Shares are convertible and will vote with the Common Stock (as defined in the Restated Articles) on an as-if-converted basis. The undersigned subscriber , and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints the officers of the Company (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the

Company's Restated Articles or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the stockholders and the Proxy.

10. <u>SPV Reorganization</u>. The undersigned hereby agrees to take any and all actions determined by the Company's officers in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

11. <u>Repurchase</u>. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Financing Price (as defined below) and is referred to as the "**Aggregate Value**"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below). For the purposes of this Section 10, the following terms shall have the meanings set forth below:

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of stockholders of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (<u>excluding</u> a Change of Control or initial public offering), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Shares at a fixed pre-money valuation.

"**Financing Price**" means the price per Share or conversion price of a class of Shares issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

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12. <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

13. <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

14. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at 1333 Broadway, Suite 1000, Oakland, CA 94612, or such other place as the undersigned or the Company from time to time designate in writing.

15. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

16. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf

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of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [*EFFECTIVE DATE*].

Number of Shares: [*SHARES*]

Aggregate Purchase Price: $[*AMOUNT*]

COMPANY:

THE BERRETT-KOEHLER GROUP, INC.

By: _____

Name: _____

Title: _____

SUBSCRIBER:

By: _____

Name: [*INVESTOR NAME*]

Title: [*INVESTOR TITLE*]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited[1]

[   ] Not Accredited

_____

[1] The definition of an "accredited investor" in SEC Rule 501(a) includes:
   a. Any director, executive officer, or general partner of Company;
   b. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000 (excluding any positive equity value of the person's primary residence);
   c. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
   d. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); and
   e. Any entity in which all of the equity owners are accredited investors.

EXHIBIT B

AMENDED AND RESTATED ARTICLES OF INCORPORATION

A0845249

2125337

OP FILED
Secretary of State
State of California

AUG 1 3 2020

1 pc

ARTICLES OF AMENDMENT
OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF THE BERRETT-KOEHLER GROUP, INC.

David Marshall and Marilyn McConnell hereby certify that:

ONE: They are the duly elected and acting Chief Executive Officer, Chief Financial Officer and Secretary, respectively, of The Berrett-Koehler Group, Inc., a California corporation (the "**Corporation**" or the "**Company**").

TWO: The Articles of Incorporation of the Corporation are hereby amended as follows

ARTICLE III

AUTHORIZED STOCK

Article III of the Corporation's Amended and Restated Articles of Incorporation is hereby amended to read as follows:

This Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is ten million one hundred fifty thousand (10,150,000) shares, nine million six hundred seventy-five thousand (9,675,000) shares of which shall be Common Stock (the "Common Stock"), and four hundred seventy-five thousand (475,000) shares of which shall be Preferred Stock (the "Preferred Stock"). The Preferred Stock shall have a par value of $.001 per share and the Common Stock shall have a par value of $.001 per share.

Two hundred eighty five thousand (285,000) of the authorized shares of Preferred Stock are hereby designated "**Series B Preferred Stock**" (the "**Series B Preferred**"), thirty thousand (30,000) of the authorized shares of Preferred Stock are hereby designated "**Series A Preferred Stock**" (the "**Series A Preferred**"), and one hundred sixty thousand (160,000) of the authorized shares of Preferred Stock are hereby designated "**Series C Preferred Stock**" (the "**Series C Preferred Stock**").

ARTICLE IV

RIGHTS, PREFERENCES AND PRIVILEGES OF STOCK

Article IV, Section 3 of the Corporation's Amended and Restated Articles of Incorporation is hereby amended by the addition of a new Section 3.3, which shall read as follows:

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3.   VOTING RIGHTS.

3.3. <u>Special Voting Rights for Series C Preferred Stock</u>. For so long as shares of Series C Preferred Stock (subject to adjustment for any future stock split, reverse stock split or other similar event affecting the Preferred Stock) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the Series C Preferred Stock shall be necessary for effecting or validating the following actions:

(i)   Any decision by the Company's Board of Directors to make substantive changes to the following Employee Stock Ownership Plan ("ESOP") contribution and stock buyback terms.

(A)

Company Pre-Tax Profit	ESOP Contribution for Purpose of Redeeming Shares from Shareholders (percentage of Company's pre-tax profit allocated for stock buybacks from shareholders who tender shares)
$0 - $299,999	0%
$300,000 - $499,999	16%
$500,000 - $699,999	26%
$700,000 +	32%

and

(B)   Any substantive modification of the 10% discount from the value of the per-share price of the Common Shares (as determined in the annual stock valuation completed by the Company's independent professional valuator) that the ESOP offers for stock repurchases.

ii.   Any decision by the Board of Directors electing not to carry over to the following year any amounts that were allocated for stock repurchases in a particular year but were not fully subscribed by Company shareholders tendering shares in response to a stock repurchase offer.

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Article IV, Section 6.1 of the Corporation's Amended and Restated Articles of Incorporation is hereby amended to read as follows:

6. REDEMPTION RIGHTS

6.1 <u>Redemption Call.</u> At any time after two (2) years following the Original Issue Date of the Series A Preferred Stock or the Series B Preferred Stock and at any time five (5) years following the Original Issue Date of the Series C Preferred Stock, the Corporation may, at any time it may lawfully do so, provide written notice to the holders of the then outstanding shares of such series of Preferred Stock (the "**Redemption Call**"), to redeem in whole and not in part (subject to the provisions of Section 6.2(iii) below) such series of Preferred Stock by paying in cash therefor a sum per share (the "**Redemption Price**") equal to the greater of (i) (x) the Original Issue Price for such series (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like with respect to the shares), as applicable, plus (y) any accrued but unpaid dividends thereon, and (ii) the value of Common Shares determined by the most recent valuation of the independent outside ESOP valuator, minus a 10% discount for illiquidity, each as of the date fixed in the Redemption Call for redemption of such shares (any such date a "**Redemption Date**"). The Redemption Price shall be paid to the holders of such series of Preferred Stock to be redeemed, and the shares of such series of Preferred Stock subject to the Redemption Call shall be redeemed on the Redemption Date, which date shall be no sooner than thirty (30) days nor later than ninety (90) days following the delivery of the Redemption Call.

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THREE: The foregoing amendments of the Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of this Corporation.

FOUR: The foregoing amendments of the Amended and Restated Articles of Incorporation have been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The Corporation has two classes of stock outstanding and such classes of stock are entitled to vote with respect to the amendment herein set forth. The total number of outstanding shares of Common Stock of the Corporation is 805,359, the total number of outstanding shares of Series A Preferred Stock of the Corporation is 26,739, the total number of outstanding shares of Series B Preferred Stock of the Corporation is 44,171 and the total number of outstanding share of Series C Preferred Stock of the Corporation is 100,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was a majority of the outstanding Common Stock voting as a separate class, a majority of the outstanding Common Stock and outstanding Preferred Stock voting together on an as-converted basis as specified in Section 3.1 of the Amended and Restated Articles of Incorporation, a majority of the outstanding Preferred Stock voting as a separate class, a majority of the outstanding Series A Preferred Stock and the outstanding Series B Preferred Stock voting as a separate class, and a majority of the outstanding Series C Preferred Stock voting as a separate class.

Signature page follows

The undersigned, David Marshall, the Chief Executive Officer and Chief Financial Officer, and Marilyn McConnell, the Secretary, respectively, of **THE BERRETT-KOEHLER GROUP, INC.,** declare under penalty of perjury under the laws of the State of California that the matters set out in the foregoing Certificate are true of their own knowledge.

Executed at Oakland, California on August 13, 2020.

David Marshall, Chief Executive Officer and Chief
Financial Officer

Marilyn McConnell, Secretary

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A0840177

2125337

FILED
Secretary of State
State of California

FEB 20 2020

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF THE BERRETT-KOEHLER GROUP, INC.

David Marshall and Marilyn McConnell hereby certify that:

ONE: They are the duly elected and acting Chief Executive Officer, Chief Financial Officer and Secretary, respectively, of The Berrett-Koehler Group, Inc., a California corporation (the "**Corporation**" or the "**Company**").

TWO: The Articles of Incorporation of the Corporation are hereby amended and restated in full to read as follows:

ARTICLE I:

NAME

The name of the Corporation is **THE BERRETT-KOEHLER GROUP, INC.** (the "**Corporation**" or the "**Company**").

ARTICLE II:

PURPOSE

This corporation is a benefit corporation. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code. The Corporation shall have the purpose of achieving the following specific public benefits: connecting people and ideas to create a world that works for all and helping people promote positive change to advance quality, stewardship, partnership, sustainability, and diversity and inclusion in their lives, organizations, communities, and the world.

ARTICLE III:

AUTHORIZED STOCK

This Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is ten million ninety thousand (10,090,000) shares, nine million six hundred seventy-five thousand (9,675,000) shares of which shall be Common Stock (the "**Common Stock**"), and four hundred fifteen thousand (415,000) shares of which shall be

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Preferred Stock (the "**Preferred Stock**"). The Preferred Stock shall have a par value of $.001 per share and the Common Stock shall have a par value of $.001 per share.

Two hundred eighty five thousand (285,000) of the authorized shares of Preferred Stock are hereby designated "**Series B Preferred Stock**" (the "**Series B Preferred**"), thirty thousand (30,000) of the authorized shares of Preferred Stock are hereby designated "**Series A Preferred Stock**" (the "**Series A Preferred**"), and one hundred thousand (100,000) of the authorized shares of Preferred Stock are hereby designated "**Series C Preferred Stock**" (the "**Series C Preferred Stock**"). Each outstanding share of Series 1 Common Stock and Series 2 Common Stock shall convert into one (1) share of Common Stock effective as of date of the adoption of these Amended and Restated Articles of Incorporation.

ARTICLE IV:

RIGHTS, PREFERENCES AND PRIVILEGES OF STOCK

The rights, preferences, privileges, restrictions granted to and imposed on, and other matters relating to, the Series A Preferred, the Series B Preferred, the Series C Preferred and the Common Stock are as follows:

1. **DEFINITIONS.** For the purposes of this Article IV, the following definitions apply:

1.1 "**Board**" shall mean the Board of Directors of the Corporation.

1.2 "**Common Stock Dividend**" shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

1.3 "**Dividend Rate**" shall mean:

(a) For the Series A Preferred, the Prime Rate (as defined below) plus three and one-quarter percent (3.25%), applied to the Original Issue Price (as defined below) of the Series A Preferred, *provided however*, that the minimum Dividend Rate shall, in all cases, be seven and one-half percent (7.5%) applied to the Original Issue Price of the Series A Preferred, and the maximum Dividend Rate shall, in all cases, be fifteen percent (15%) applied to the Series A Preferred.

(b) For the Series B Preferred, four percent (4%) applied to the Original Issue Price of the Series B Preferred.

(c) For the Series C Preferred, for each year the dividend rate applied to the Original Issue Price of the Series C Preferred shall be established based on the Corporation's prior fiscal year profits as determined i) excluding the costs of the Corporation's contributions to its Employee Stock Ownership Plan and ii) excluding the Corporation's income tax liabilities for the year in question ("Profits"). For the dividend payment period from the Original Issue Date of the Series C Preferred through June 30, 2020, the Series C Preferred shall carry a dividend rate of 5.5% and thereafter the Corporation's Profits for each prior fiscal year (the "Measuring Year") shall establish the Dividend Rate on the Series C Preferred for the dividend payment period that follows the Measuring Year, all according to the provisions set forth in the following table:

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Profits in Prior Fiscal Year	Dividend Rate
Any loss and Profits of up to $299,999	5.0%
$300,000 - $499,999	5.5%
$500,000 - $699,999	6.0%
$700,000 or more	6.5%

(d)   For each Series of Preferred Stock, the Dividend Rate shall be adjusted for any future stock dividends, combinations, splits, recapitalizations and the like with respect to such shares.

1.4   **"Original Issue Date"** shall mean, for each series of Preferred Stock, the date on which the first share of such series is issued by the Corporation.

1.5   **"Original Issue Price"** shall mean Ten Dollars ($10.00) per share for the Series A Preferred (such price, after giving effect to the 3-for-1 stock split filed on September 1, 2004), Twelve Dollars ($12.00) per share for the Series B Preferred, and Ten Dollars ($10.00) per share for the Series C Preferred, . Each Original Issue Price shall be as adjusted for any future stock splits, stock dividends, recapitalizations or the like, with respect to such series of Preferred Stock.

1.6   **"Preferred Stock"** shall mean the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, collectively.

1.7   **"Prime Rate"** shall mean the prime rate in effect on the 30th of June of the relevant annual period, as published in the Wall Street Journal.

2.   **DIVIDEND RIGHTS.**

2.1   <u>Mandatory Payment of Cumulative Preferred Dividends</u>. Holders of Preferred Stock, prior and in preference to the holders of any other stock of the Company ("Junior Stock"), shall be entitled to receive on July 1 of each year, but only out of funds that are legally available therefor, cumulative cash dividends at the Dividend Rate (as defined above) for each series of Preferred Stock, payable as provided below in Section 2.2 of this Article IV. In the event of an Asset Transfer or Acquisition (each as defined in Section 4.3) or any event that would cause the involuntary conversion or redemption of a series of the Preferred Stock, a dividend will be paid on that series at the applicable Dividend Rate, provided that such dividend will be pro-rated for the portion of the year elapsed since the previous July 1, and the "Prime Rate" for the Series A Preferred will be the prime rate in effect on the last day of the month preceding the date of such event, as published in the Wall Street Journal. If the Company determines that it cannot legally pay a dividend on the Preferred Stock when it is payable, the President of the Company shall deliver to each holder of record of Preferred Stock a written certification to that effect, acknowledging that such dividend will accumulate and will be paid at such time as funds are legally available therefor. Payments of any dividends to the holders of the Preferred Stock shall be made pro rata, on an equal priority, pari passu basis, according to their respective dividend preferences as set forth herein.

So long as any shares of Preferred Stock shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, nor shall any shares of any Junior Stock of the Company be purchased, redeemed, or

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otherwise acquired for value by the Company until all dividends (set forth in Section 2.1 above) on the Preferred Stock shall have been paid or declared and set apart. The provisions of this Section 2.2 shall not, however, apply to (i) the acquisition of shares of any Junior Stock in exchange for shares of any other Junior Stock, (ii) any repurchase of any outstanding securities of the Company that is unanimously approved by the Company's Board of Directors, or (iii) acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares upon termination of services of an employee, consultant or director of the Company or in exercise of the Company's right of first refusal upon a proposed transfer. The holders of the Preferred Stock expressly waive their rights, if any, as described in California Corporations Code Section 506 as they relate to repurchase of shares upon termination of employment or service as a consultant or director or exercise of the Company's right of first refusal upon a proposed transfer.

3. VOTING RIGHTS.

3.1   General Rights. Except as otherwise provided herein or as required by law, the Preferred Stock shall be voted together with the shares of the Common Stock of the Company and not as a separate class, at any annual or special meeting of shareholders of the Company, and the holders of Preferred Stock may act by written consent in the same manner as the holders of Common Stock, in either case upon the following basis: each holder of shares of Preferred Stock shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder's aggregate number of shares of the Preferred Stock that are convertible (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

3.2   Separate Vote of Preferred Stock. For so long as shares of Preferred Stock (subject to adjustment for any future stock split, reverse stock split or other similar event affecting the Preferred Stock) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the Preferred Stock shall be necessary for effecting or validating the following actions:

(i) Any amendment, alteration, or repeal of any provision of the Articles of Incorporation of the Company, by merger or otherwise, other than an amendment, alteration or repeal that is mandated by applicable law or that is administrative in nature and has no effect on the voting powers, preferences or other special rights, privileges or restrictions of the Preferred Stock;

(ii) Any increase or decrease in the authorized number of shares of capital stock of the Company, other than decreases mandated by applicable law;

(iii) Any authorization, designation or issuance, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Company ranking senior to or on parity with any series of Preferred Stock in right of redemption, liquidation preference, voting or dividends;

(iv) Any redemption, repurchase, payment of dividends or other distributions with respect to Junior Stock (except for acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company or in exercise of the Company's right of first refusal upon a proposed transfer) at such time as there are any accrued and unpaid dividends on any series of the Preferred Stock;

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(v) Any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4.3);

(vi) Any increase or decrease in the authorized number of members of the Company's Board of Directors;

(vii) Any action that would result in the total number of shares of Common Stock issued being greater than 1,050,000 shares, as proportionately adjusted for future stock splits, stock dividends, recapitalizations and the like;

(viii) Any action that would cause the Company to become a party to any agreement which by its terms restricts its right to pay dividends on or satisfy the redemption rights of the Preferred Stock, or otherwise restricts the Company's performance of its outstanding obligations in respect of the Preferred Stock.

Notwithstanding the provisions of this subsection 3.2, the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock shall have the right to vote as a separate class when such separate class vote is required by applicable California law. In all other circumstances, those series of Preferred Stock shall have only those voting rights specified in this Article III, Section 3.

4.   **LIQUIDATION RIGHTS.**

4.1   Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each share of Preferred Stock shall receive ten days advance written notice of such event and shall be entitled to be paid out of the assets of the Company an amount per share equal to Original Issue Price for each such series of Preferred Stock, respectively (as adjusted for any future stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) plus all accrued and unpaid dividends thereon. If upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference set forth in this Section 4.1, then all such assets of the Company shall be distributed among the holders of the Preferred Stock at the time outstanding, pro rata, on an equal priority, pari passu basis, in proportion to the full amounts to which they would otherwise be respectively entitled.

4.2   No Participation. After the payment of the full liquidation preference of the Preferred Stock as set forth in Section 4.1 above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

4.3   Deemed Liquidation Events. The following events shall be considered a liquidation under this Section 4:

(i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the Company's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company (an "**Acquisition**");

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(ii) a sale, lease or other disposition of all or substantially all of the assets of the Company (an "**Asset Transfer**");

(iii) in any of such events, if the consideration received by this Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(A) Securities not subject to stop transfer or other restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B) The method of valuation of securities subject to stop transfer or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A)(1), (2) or (3) to reflect the approximate fair market value thereof, as determined by the Board of Directors and the holders of at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

5. CONVERSION RIGHTS.

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock (the "**Conversion Rights**"):

5.1 Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any shares of Series A Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock, Series B Preferred, or Series C Preferred, and any shares of Series B or Series C Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. As of the date of the adoption of these Amended and Restated Articles of Incorporation, the number of shares of Common Stock or other series of Preferred Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be equal to the number of shares as to which the holder has requested conversion. Upon the occurrence of any event causing an adjustment of the Conversion Price, as described below, the number of shares available upon conversion of each share shall be the product obtained by multiplying the "**Conversion Rate**" then in effect for such series of Preferred Stock (determined as provided in Section 5.2) by the number of shares of such series of Preferred Stock being converted.

5.2 Conversion Rate. The conversion rate for conversion of a series of Preferred Stock (the "**Conversion Rate**") shall, as of the date of the adoption of these Amended and Restated Articles of Incorporation, be 1.0 with respect to the conversion of Preferred Shares into

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Common Stock or other series of Preferred Shares. Upon the occurrence of any event causing an adjustment of the Conversion Price, the Conversion Rate shall modify to be the quotient obtained by dividing the Original Issue Price of such series of Preferred Stock by the then-effective "**Conversion Price**" for such series of Preferred Stock, calculated as provided in Section 5.3. (For example, if the Original Issue Price was $10.00 and the Conversion Price was $5.00, then for each share converted, two shares would be issued.)

       5.3   <u>Conversion Price</u>. The conversion price for a series of Preferred Stock shall initially be the Original Issue Price of such series of Preferred Stock (the "**Conversion Price**"). Such initial Conversion Price for a series shall be adjusted from time to time in accordance with this Section 5, including the adjustments specified in Sections 5.5, 5.6 and 5.7. All references to the Conversion Price herein shall mean the Conversion Price as so adjusted.

       5.4   <u>Mechanics of Conversion</u>. Each holder of Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Preferred Stock and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the series and number of shares of Preferred Stock being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board of Directors as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board of Directors as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of such series of Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

       5.5   <u>Adjustment for Stock Splits and Combinations</u>. If the Company shall at any time or from time to time after the Original Issue Date of any series of Preferred Stock effect a subdivision of the outstanding Common Stock without a corresponding subdivision of such series of Preferred Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Original Issue Date of any series of Preferred Stock combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

       5.6   <u>Adjustment for Common Stock Dividends and Distributions</u>. If the Company at any time or from time to time after the Original Issue Date of any series of Preferred Stock makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Conversion Price that is then in effect for each series of Preferred Stock shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect for each such series of Preferred Stock by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such

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issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; *provided, however,* that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for each series shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price for each series till be adjusted pursuant to this Section 5.6 to reflect the actual payment of such dividend or distribution.

5.7   **Adjustment for Reclassification, Exchange and Substitution.** If at any time or from time to time after the Original Issue Date of any series of Preferred Stock, the Common Stock issuable upon the conversion of a series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4.3 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5), in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

5.8   **Reorganizations, Mergers, Consolidations or Sales of Assets.** If at any time or from time to time after the Original Issue Date of any series of Preferred Stock, there is a capital reorganization of the Common Stock or the merger or consolidation of the Company with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer as defined in Section 4.3 or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 5), as a part of such capital reorganization, provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Preferred Stock after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect for each series and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

5.9   **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Conversion Price for a series, for the number of shares of Common Stock or other securities issuable upon conversion of such series of Preferred Stock, if such series of Preferred Stock is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of such series of Preferred Stock at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the

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Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Conversion Price for such series at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of such series of Preferred Stock.

5.10   Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4.3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4.3) or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

5.11   Automatic Conversion.

(i)   Each share of a series of Preferred Stock will automatically be converted into shares of Common Stock, based on the then-effective Conversion Price for such series, (A) at any time upon the affirmative election of the holders of at least sixty percent (60%) of the outstanding shares of that series, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock (however then designated) for the account of the Company with a price in the offering which, if paid for all outstanding shares of stock of the Company plus the shares sold in the offering, would result in aggregate proceeds of at least $30,000,000. Upon such automatic conversion, any accrued and unpaid dividends shall be paid in accordance with the provisions of Section 5.4.

(ii)   Upon the occurrence of either of the events specified in Section 5.11(i) above, the relevant outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided however,* that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such conversion of the Preferred Stock, the holders of Preferred Stock shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of such Preferred

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Stock surrendered were convertible on the date on which such conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5.4.

5.12 **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of each series of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board of Directors) on the date of conversion.

5.13 **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5.14 **Notices.** Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed email or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

5.15 **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

5.16 **No Dilution or Impairment.** Without the consent of the holders of the then outstanding Preferred Stock, as required under Section 3.2, the Company shall not amend its Amended and Restated Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against dilution or other impairment.

6. **REDEMPTION RIGHTS**

6.1 **Redemption Call.** At any time after two (2) years following the Original Issue Date of the Series A Preferred Stock or the Series B Preferred Stock and at any time five (5) years following the Original Issue Date of the Series C Preferred Stock, the Corporation may, at

10

any time it may lawfully do so, provide written notice to the holders of the then outstanding shares of such series of Preferred Stock (the "**Redemption Call**"), to redeem in whole and not in part (subject to the provisions of Section 6.2(iii) below) such series of Preferred Stock by paying in cash therefor a sum per share (the "**Redemption Price**") equal to (i) the Original Issue Price for such series (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like with respect to the shares), as applicable, plus (ii) any accrued but unpaid dividends thereon, upon the date fixed in the Redemption Call for redemption of such shares (any such date a "**Redemption Date**"). The Redemption Price shall be paid to the holders of such series of Preferred Stock to be redeemed, and the shares of such series of Preferred Stock subject to the Redemption Call shall be redeemed on the Redemption Date, which date shall be no sooner than thirty (30) days nor later than ninety (90) days following the delivery of the Redemption Call.

6.2   Redemption Procedure.

(i) At least thirty (30) but no more than sixty (60) days prior to the Redemption Date, written notice shall be mailed, first class, postage prepaid, to each holder of such series of Preferred Stock being redeemed of record at the close of business on the business day next preceding the day on which notice is given at the address last shown on the records of the Corporation for such holder or given by the holder to the Corporation for the purpose of notice or, if no such address appears or is given, at the place where the principal executive office of the Corporation is located, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price to be paid in respect of shares of such series of Preferred Stock, the date on which such holder's rights to convert such shares into shares of Common Stock terminate (which date shall be not less than thirty (30) days after the date such notice is posted) and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the certificate(s) representing the shares to be redeemed (the "**Redemption Notice**"). Except as provided in Section 6.2(ii), on or after the Redemption Date, each holder of such series of Preferred Stock to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price in respect of each such share shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event fewer than all the shares represented by any such certificate are redeemed on the Redemption Date, a new certificate shall be issued to the holder representing the unredeemed shares.

(ii) From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of such series of Preferred Stock designated for redemption on the Redemption Date as holders of such series of Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Preferred Stock are insufficient to redeem the total number of shares of such series of Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed. The shares of Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of such series of Preferred Stock, such funds will immediately be used to redeem the balance of the shares which the Corporation has become obligated to redeem on the Redemption Date but which it has not redeemed

11

(iii) Three (3) days prior to the Redemption Date, the Corporation shall deposit the Redemption Price for all outstanding shares of such series of Preferred Stock not yet redeemed or converted, plus any accrued and unpaid interest, with a bank or trust company having aggregate capital and surplus in excess of $50,000,000 as a trust fund for the benefit of the respective holders of the shares designated for redemption and not yet redeemed. Simultaneously, the Corporation shall deposit irrevocable instruction and authority to such bank or trust company to publish the notice of redemption thereof (or to complete such publication if theretofore commenced) and to pay, on and after the date fixed for redemption or prior thereto, the Redemption Price for such series of Preferred Stock to the holders thereof upon surrender of their certificates. Any moneys deposited by the Corporation pursuant to this Section 6.3(iii) for the redemption of shares which are thereafter converted into shares of Common Stock no later than the close of business on the day prior to the Redemption Date shall be returned to the Corporation forthwith upon such conversion. The balance of any moneys deposited by the Corporation pursuant to this Section 6.3(iii) remaining unclaimed at the expiration of three (3) months following the Redemption Date shall thereafter be returned to the Corporation, provided that the stockholder to which such moneys would be payable hereunder shall be entitled, upon proof of its ownership of the shares of such series of Preferred Stock and payment of any bond requested by the Corporation, to receive such moneys but without interest from the Redemption Date.

6.3   Series C Preferred Stock Redemption Rights. At any time after five (5) years following the Original Issue Date of the Series C Preferred Stock, the holder of Series C Preferred Stock may make a written request to the Board that the Series C Preferred Stock be redeemed in whole or in part (the "Redemption Request"). The Board will respond to the holder no later than thirty (30) days after receiving the Redemption Request denying or approving the Redemption Request. If the Redemption Request is approved by the Board, the redemption of the Shares shall be accomplished in three (3) segments, with the holder receiving three (3) payments (the "Redemption Payments") in the amount of one-third of the Original Issue Price for the shares to be redeemed (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like with respect to the shares), as applicable, plus any accrued but unpaid dividends thereon. The first Redemption Payment and the purchase of the first one third of the shares to be redeemed will be due thirty (30) days after the Board approves the Redemption Request. The second Redemption Payment (and the purchase of the second one third of the shares to be redeemed) will be due on the first anniversary of the approval of the Redemption Request, and the third Redemption Payment (and the purchase of the final one third of the shares to be redeemed) will be due on the second anniversary of the approval of the Redemption Request. Upon payment of each of the Redemption Payments, one third of the shares included in the Redemption Request shall be redeemed by the Corporation, with any shares not yet redeemed remaining outstanding and continuing to earn and accrue dividends until issuance of the Redemption Payment for such shares. From and after payment of the Redemption Payment with respect to any shares of Series C Preferred Stock, all rights of the holders of shares of such Series C Preferred Stock redeemed by the Corporation shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

7.   NO REISSUANCE OF PREFERRED STOCK.

No share or shares of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued; and in addition, the Articles of Incorporation

12

shall be appropriately amended to affect the corresponding reduction in the Company's authorized stock.

ARTICLE V:

LIMITATION OF LIABILITY

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise provides, any amendment, repeal or modification of this Article V shall not adversely affect any right or protection of a director under this Article V that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE VI:

INDEMNIFICATION

1.   The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the General Corporation Law of California) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the General Corporation Law of California, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law of California. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "California law" shall to that extent be deemed to refer to California law as so amended.

2.   Any repeal or modification of this Article shall only be prospective and shall not affect the rights under this Article in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VII:

BOARD AUTHORITY

1.   Subject to the foregoing Amended and Restated Articles of Incorporation (the "Articles") and applicable California law, the Board shall have the authority to make unilateral, non-substantive changes to the Articles that do not affect the substantive rights of the holders of Common Stock or Preferred Stock.

****

THREE: The foregoing amendment and restatement of the Articles of Incorporation has

13

been duly approved by the Board of Directors of this Corporation.

FOUR: The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The Corporation has two classes of stock outstanding and such classes of stock are entitled to vote with respect to the amendment herein set forth. The total number of outstanding shares of Common Stock of the Corporation is 805,359 of Series 1 Common Stock and zero (0) shares of Series 2 Common Stock, the total number of outstanding shares of Series A Preferred Stock of the Corporation is 26,739 and the total number of outstanding shares of Series B Preferred Stock of the Corporation is 44,171. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was a majority of the outstanding Common Stock voting as a separate class and a majority of the outstanding Preferred Stock voting as a separate class.

The undersigned, David Marshall, the Chief Executive Officer and Chief Financial Officer, and Marilyn McConnell, the Secretary, respectively, of **THE BERRETT-KOEHLER GROUP, INC.**, declare under penalty of perjury under the laws of the State of California that the matters set out in the foregoing Certificate are true of their own knowledge.

Executed at Oakland, California on February 18, 2020.

_____
David Marshall, Chief Executive Officer and Chief Financial Officer

_____
Marilyn McConnell, Secretary

14

EXHIBIT C

OFFICER AND DIRECTOR INFORMATION

Exhibit C

Officers and Directors Information

OFFICERS of Berrett-Koehler Publishers, Inc.

Maria Jesus Aguilo — **Vice President of Global and Digital Sales**

Maria Jesus has been with the Company since 1996. She attends several international book fairs a year, including Frankfurt, London, and Guadalajara. She is very enthusiastic about spreading Berrett-Koehler's message beyond our borders, and loves connecting people and ideas.

Kristen Frantz — **Vice President of Sales & Marketing**

She joined the company in 1992 and currently oversees the areas of sales to US trade bookstores, corporations, associations, Canadian distribution, and authors, plus promotion through publicity, direct marketing, promotional materials, and social media. She is excited to embrace this changing time in publishing with the transition to e-book sales and ways of using new content

Lesley Iura — **Director of Professional Publishing**

Lesley is a creative and resourceful executive with experience building programs that provide the best ideas for professional learning and practice. She especially loves working with the people and organizations who are at the leading edge of their professions and collaborating with them on strategies to broaden the impact of their work.

Neal Maillet — **Editorial Director and Associate Publisher**

Neal has worked in book publishing for more than 25 years, joining BK in 2010. He's responsible for acquiring and editing roughly half the titles BK publishes each year. Although he has mostly worked on business books, he has also edited reference books, science books, gardening books, and books on social change. One of his proudest accomplishments was returning to print UP THE ORGANIZATION by Robert Townsend; it remains his favorite business book. Neal knew he had come home to BK during his job interview when founder Steve Piersanti pulled a tattered quote from the very same book out of his briefcase.

David Marshall   **Chief Executive Officer and Chief Financial Officer**

He has been with the company for eleven years, serving as the head of the editorial department and Vice President of Editorial and Digital for eight years. He is a software industry veteran, specializing in marketing and business development. David received his BA from San Francisco State University and his MBA from Harvard University. He and his wife Kate are best-selling co-authors of prompted journals that foster family communication including *The Book of Myself*, *The Book of Us*, and *What I Love About Yo*u (over one million copies sold).

Johanna Vondeling   **President and Publisher**

After joining the company in 2004, she served as Vice President for Editorial and Digital, and later as Vice President for International Sales and Business Development. Previously, she worked for Jossey-Bass (a Wiley imprint), W.W. Norton, and Holt, Rinehart, and Winston. She received her BA from Yale University and her PhD in literature from the University of Texas at Austin. Outside of BK, Johanna serves as Vice President for the Bay Area Women in Publishing and chairs that group's Diversity and Inclusion Committee.

Edward Wade   **Vice President of Design and Production**

His book publishing career spans over 20 years and he joined Berrett-Koehler in 2015 after working with them as a member of one of their book producers for six years. He has extensive experience in the development, design, production, and manufacturing of books of all types.

DIRECTORS of The Berrett-Koehler Group, Inc.

Ed Frauenheim   **Strategy Task Force chair**

Senior Director of Content at research and analytics firm Great Place to Work where he writes and speaks about high-trust, inclusive organizations. Ed was a journalist for nearly two decades, with a focus on technology, work and business strategy. He serves on the board of the BK Authors Group, and has co-authored three BK books: *Good Company*, *A Great Place to Work*, and *Reinventing Masculinity*.

David Marshall	**Finance/Capital Committee member, Executive Committee member, CEO & CFO of The Berrett-Koehler Group, Inc, and Berrett-Koehler Publishers, Inc.**
	See Berrett-Koehler Publishers, Inc. Officers above.
Marilyn McConnell	**Audit Committee member, Governance Committee member, Corporate Secretary**
	President, CEO, and owner (since 1998) of American International Distribution Corporation (AIDC), which handles warehousing, customer service, order processing, shipping, and collections for all of BK's nontrade print book business in the U.S.
Pete Neuwirth	**Finance/Capital Committee chair, Executive Committee member**
	Pete is the Senior Consulting Actuary for CapAcuity. He has over 35 years of experience as an actuary, is a nationally renowned expert on financing non-qualified executive retirement plans, author of BK book *What's Your Future Worth?: Using Present Value to Make Better Decisions.*
Jack Perry	**Strategy Task Force member**
	Jack W Perry is the founder and lead strategist of 38enso, a consulting firm in the publishing industry. He is also an Adjunct Professor at the NYU SPS Masters in Publishing, teaching the Capstone course and also created a course on start-ups in publishing. He also is a founder of Warbler Press, an independent publisher based in New York City.
Joyce Roché	**Audit Committee chair, Governance/Stakeholder Committee member, Executive Committee member**
	Former President and CEO of Girls, Inc. and former President/COO of Carson Products Company. She is a past board member of several publicly traded corporations. She is the past Chair of Board of Trustees of Dillard University, and author of BK book *The Empress Has No Clothes, Conquering Self-Doubt to Embrace Success.*
Steve Piersanti	**Finance/Capital Committee chair, Executive Committee member**
	Founder of Berrett-Koehler Publishers, Inc., where he served as CEO, president, and publisher from 1992 until May 2019 and where he now serves as a senior editor. Prior to founding Berrett-

Koehler in 1992, Steve served as president of publisher Jossey-Bass.

Katie Sheehan	**Strategy Task Force member, Berrett-Koehler Publishers, Inc. staff /ESOP representative (rotating position)**

Katie Sheehan is a 10-year veteran of Berrett-Koehler Publishers and is the Sr. Communications Manager. She oversees author training, public relations and book events. Before working at Berrett-Koehler she worked in public relations and marketing in radio and television, high-tech, and the non-profit world.

Jesse Stoner	**Governance/Stakeholders Committee member**

Founder of Seapoint Center for Collaborative Leadership, and for the past 25 years she has worked closely with leaders in hundreds of organizations using collaborative processes to engage the entire workforce in creating their desired future. She is also the best-selling BK coauthor of *Full Speed Ahead*.

Bill Upton	**Board Chair, Executive Committee chair, Finance Committee member, Audit Committee member**

He served as vice president and CFO for Edwards Brothers Malloy, which was one of the leading book printers in the U.S. and for many years one of BK's principal book printers. Bill is a past president of the Book Manufacturers' Institute.

Johanna Vondeling	**Finance Committee member, Strategy Task Force member, President & Publisher of Berrett-Koehler Publishers, Inc**.

See Berrett-Koehler Publishers, Inc. Officers above.

Paul Wright	**Governance/Stakeholders Committee chair, Executive Committee, member**

After practicing law for 17 years, Paul became a freelance writer and editorial and book consultant, to better pursue his interests in business, organizational development, holistic thinking and the fulfillment of human potential. He is a founding board member of the Berrett-Koehler Foundation, which he now chairs.

EXHIBIT D

FINANCIAL STATEMENTS THROUGH 06/30/20



Certified Public Accountants
and Financial Advisors

**THE BERRETT-KOEHLER GROUP, INC.
AND SUBSIDIARY**
Consolidated Financial Statements
December 31, 2018 and 2017

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
The Berrett-Koehler Group, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of The Berrett-Koehler Group, Inc. and its wholly-owned subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

135 Main Street, 9th Floor • San Francisco, CA 94105 main 415.781.2500
Located throughout California web squarmilner.com



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Berrett-Koehler Group, Inc. and its wholly-owned subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated statements of income and EBITDA for the years ended December 31, 2018 and 2017, ("supplemental information"), are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such supplemental information is the responsibility of management and was derived from and relates to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

SQUAR MILNER LLP

Squar Milner LLP

San Francisco, California
July 18, 2019

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 147,096	$ 143,097
Accounts receivable - net of allowances for doubtful accounts of $76,000 and $33,500 at December 31, 2018 and 2017, respectively	1,920,482	1,562,323
Inventories - net	2,864,997	2,379,198
Prepublication costs of producing inventories	120,941	363,534
Other current assets	52,298	103,090
Total current assets	5,105,814	4,551,242
NON-CURRENT ASSETS		
Furniture, equipment and leasehold improvements - net	151,871	149,180
Prepublication costs of producing inventories - net	559,267	148,280
Deferred tax assets	454,800	199,600
Deposits and other assets	324,174	340,789
Total non-current assets	1,490,112	837,849
Total assets	$ 6,595,926	$ 5,389,091
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 662,960	$ 449,471
Accrued liabilities	602,127	450,835
Reserve for returns	901,833	175,000
Line of credit - bank	4,845	417,513
Royalties payable, current	1,676,884	1,370,757
Preferred stock dividends payable	19,495	19,019
Deferred revenue	12,267	-
Deferred rent, current	29,154	19,224
Total current liabilities	3,909,565	2,901,819
OTHER LIABILITIES		
Royalties payable	299,020	168,620
Deferred rent	103,801	132,955
Bonds payable - net of unamortized debt issuance costs	46,895	45,955
Total other liabilities	449,716	347,530
STOCKHOLDERS' EQUITY		
Convertible preferred stock, Series A, 30,000 shares authorized, 26,739 shares issued and outstanding.	229,900	229,900
Convertible preferred stock, Series B, 60,000 shares authorized, 43,013 shares issued and outstanding	492,654	492,654
Common stock, 10 million shares authorized, 794,471 and 803,720 shares issued and outstanding at December 31, 2018 and 2017, respectively	1,262,626	1,355,671
Retained earnings	251,465	61,517
Total stockholders' equity	2,236,645	2,139,742
Total liabilities and stockholders' equity	$ 6,595,926	$ 5,389,091

The accompanying notes are an integral part of these consolidated financial statements.

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2018 and 2017

	2018	2017
REVENUES		
Print sales - net	$ 7,645,378	$ 6,373,335
Digital sales	2,262,084	1,858,141
Subsidiary rights	654,735	763,572
Other revenues	202,169	358,325
Total revenues	10,764,366	9,353,373
COST OF SALES		
Direct cost of goods sold	1,832,831	1,572,267
Royalties	1,870,228	1,481,325
Amortization of prepublication costs of producing inventories	659,094	575,158
Other	33,689	265,425
Total cost of sales	4,395,842	3,894,175
Gross profit	6,368,524	5,459,198
OPERATING EXPENSES		
Finance and operations	2,012,731	1,704,772
Marketing	1,705,079	1,361,290
Editorial	612,760	707,870
Distribution	962,769	655,654
International sales and business development	559,775	532,977
General production expenses	120,301	89,689
Start-up costs related to BKpedia	908	78,057
Depreciation and amortization	54,614	73,248
Total operating expenses	6,028,937	5,203,557
Income from operations	339,587	255,641
OTHER INCOME (EXPENSES)		
Interest expense	(61,346)	(27,907)
Other income (expense)	19,194	(17,981)
Total other expense	(42,152)	(45,888)
Income before provision for income taxes	297,435	209,753
Provision for income taxes	66,788	154,871
NET INCOME	$ 230,647	$ 54,882

The accompanying notes are an integral part of these consolidated financial statements.

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017

	Preferred Stock- Series A Shares	Preferred Stock- Series A Amount	Preferred Stock- Series B Shares	Preferred Stock- Series B Amount	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance - December 31, 2016	26,739	$ 229,900	43,213	$ 495,054	807,302	$ 1,387,543	$ 56,034	$ 2,168,531
Shares repurchased from current shareholders	-	-	-	-	(4,282)	(34,272)	(8,700)	(42,972)
Preferred stock dividends - Series A	-	-	-	-	-	-	(20,054)	(20,054)
Preferred stock dividends - Series B	-	-	-	-	-	-	(20,645)	(20,645)
Shares converted from Series B to Common Shares	-	-	(200)	(2,400)	200	2,400	-	-
Shares issued in consideration for services provided	-	-	-	-	500	-	-	-
Net income	-	-	-	-	-	-	54,882	54,882
Balance - December 31, 2017	26,739	229,900	43,013	492,654	803,720	1,355,671	61,517	2,139,742
Shares repurchased from current shareholders	-	-	-	-	(9,249)	(93,045)	-	(93,045)
Preferred stock dividends - Series A	-	-	-	-	-	-	(20,054)	(20,054)
Preferred stock dividends - Series B	-	-	-	-	-	-	(20,645)	(20,645)
Net income	-	-	-	-	-	-	230,647	230,647
Balance - December 31, 2018	26,739	$ 229,900	43,013	$ 492,654	794,471	$ 1,262,626	$ 251,465	$ 2,236,645

The accompanying notes are an integral part of these consolidated financial statements.

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 230,647	$ 54,882
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	712,766	647,464
Amortization of debt issuance costs	942	942
Deferred taxes	(255,200)	51,900
Changes in assets and liabilities:		
Accounts receivable - net	(358,159)	(75,197)
Deferred rent	(19,224)	(9,583)
Deferred revenue	12,267	-
Inventories - net	(485,799)	(334,753)
Prepublication costs of producing inventories	(827,490)	(564,702)
Other current assets	50,792	74,703
Deposits and other assets	16,615	(32,363)
Accounts payable and other liabilities	364,781	10,903
Reserve for returns	726,833	175,000
Royalties payable	436,527	31,219
Net cash provided by operating activities	606,298	30,415
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(56,363)	(9,869)
Net cash used in investing activities	(56,363)	(9,869)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Payments on) proceeds from line of credit - net	(412,668)	172,295
Stock repurchase	(93,045)	(42,972)
Dividends to preferred stockholders	(40,223)	(42,474)
Net cash (used in) provided by financing activities	(545,936)	86,849
NET (DECREASE) INCREASE	3,999	107,395
CASH AND CASH EQUIVALENTS - beginning of year	143,097	35,702
CASH AND CASH EQUIVALENTS - end of year	$ 147,096	$ 143,097
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 61,346	$ 27,907
Taxes	$ 162,174	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company

The Berrett-Koehler Group, Inc. (BKG) is a holding company whose wholly-owned subsidiary is Berrett-Koehler Publishers, Inc. (BKP) (collectively "the Company"). Both BKG and BKP Corporations were formed in the state of California. The Company publishes resource materials (primarily hardcover books, paperback books, digital books, and other digital resources) in a range of areas, including business, economics, leadership, management, organizational change, human resource development, work and careers, personal development, self-help, current affairs, societal change, and sustainable development. The Company sells its products to customers primarily through domestic and international distributors, bookstores, internet sales, conference and meeting displays, promotions by authors, catalog marketers, direct corporate sales, direct mail and email marketing to customers, other online and digital marketing, subsidiary rights sales, and other similar means.

Principles of Consolidation

The consolidated financial statements include the accounts of BKG and its wholly-owned subsidiary, BKP. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the consolidated financial statements and accompanying notes. Significant estimates in the accompanying consolidated financial statements include the collectability of receivables, allowance for slow and obsolete inventories, allowance for returns, and the amortization of prepublication costs. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions. Such balances with any one institution may, at times, be in excess of federally insured amounts (currently $250,000 per depositor). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk (continued)

The Company performs ongoing credit evaluations of its distributors and customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. The Company had sales through two distributors that generated 82% and 65%, respectively, of its total revenue for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, the Company had accounts receivable due from one and two distributors that accounted for 54% and 64%, respectively, of its total accounts receivable.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all short-term highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents. At December 31, 2018 and 2017, there were no cash equivalents.

Prepublication Costs of Producing Inventories

Prepublication costs of producing inventories include certain expenditures for the development of print products, including editorial development of publications and design and production management. The prepublication costs are assigned to each individual publication by effort expended, based on management's assessment. These costs are incurred and capitalized prior to the commencement of printing, and are amortized over three years using the double-declining balance method of amortization (refer to Note 4).

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported at net realizable value. An allowance for uncollectible accounts reflects management's estimate of probable losses inherent in the accounts receivable balance. Management primarily determines the allowance based on the aging of accounts receivable balances and historical experience. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. Finance charges are recorded as income when received. The Company generally does not require collateral, but has the ability to file liens for outstanding receivables.

Inventories

Inventories are stated at the lower of cost (on the average cost basis) or net realizable value and include finished books and work-in-process.

1.   DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment acquisitions in excess of $500 are recorded at cost, less accumulated depreciation. Leasehold improvements are recorded at cost and amortized over the improvements' estimated useful lives or the life of the lease, whichever is shorter. Repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the following estimated useful lives:

Machinery and equipment	3 - 7 years
Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	7 years

Deferred Rent

The Company's office lease contains predetermined fixed increases of the minimum rental rate over the term of the lease. The Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between rent expense and the amount paid as deferred rent.

Revenue Recognition

Sales are recorded when merchandise is shipped, net of allowance for estimated returns, which is determined based on the Company's most recent historical experience. Nonrefundable advances received for subsidiary rights are generally recorded as revenue at the time the contract is signed, while ongoing rights revenue is generally recorded when the payments are received. Distributors are permitted to return unsold merchandise, subject to certain limitations. At December 31, 2018 and 2017, the Company had a returns reserve of approximately $902,000 and $175,000, respectively. Revenue from seminars is recorded when seminars are provided; payments received in advance are deferred.

Shipping and Handling

Shipping and handling costs of $277,478 and $160,250 for the years ended December 31, 2018 and 2017, respectively, were expensed as incurred.

Advertising and Promotion Costs

The Company expenses advertising and promotion costs as incurred.

Royalty Costs

Royalties are charged to cost of sales when the sale of a book occurs. These costs are predetermined by the arrangements made between the Company and the author. At December 31, 2018 and 2017, royalties payable are presented net of allowance for returns.

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt Issuance Costs

Debt issuance costs consist of origination charges and other fees incurred in connection with issuing the bonds. These costs are netted against bonds payable and amortized over the debt term (refer to Note 7).

Income Taxes

The Company recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's consolidated financial statements or tax returns. Deferred tax assets are recognized for deductible temporary differences, with a valuation allowance established against the resulting assets to the extent it is more likely than not that the related tax benefit will not be realized. Foreign amounts relate to taxes paid on international sales which created federal deferred tax assets (refer to Note 12). The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The Company classifies all the deferred tax assets and liabilities as noncurrent on the Company's consolidated balance sheets.

Each year, management considers whether any material tax position the Company has taken is more likely than not to be sustained upon examination by the applicable taxing authority. Management believes that any positions the Company has taken are supported by substantial authority and, hence, do not need to be measured or disclosed in the attached consolidated financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). The new standard is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. The new standard is effective for the Company for the year ending December 31, 2019. The Company is currently evaluating its impact on its consolidated financial statements.

The FASB also issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02") for lease accounting to increase transparency and comparability among companies by requiring the recognition of lease assets and lease liabilities by lessees. The new standard will be effective for the Company for the year ending December 31, 2020, and early adoption is permitted. The Company is currently evaluating the timing of its adoption and its impact on its consolidated financial statements.

Reclassification of Prior Year Presentation

Certain amounts related to the reserve for returns have been reclassified to conform to the presentation of the current period consolidated financial statements. These reclassifications had no effect on the previously reported net income.

1. **DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Subsequent Events

The Company has evaluated subsequent events through July 18, 2019 which represents the date the consolidated financial statements were available to be issued.

2. **ACCOUNTS RECEIVABLE**

Accounts receivable are summarized as follows:

	2018	2017
Accounts receivable	$ 1,996,482	$ 1,595,823
Less- allowances for doubtful accounts	(76,000)	(33,500)
Total accounts receivable - net	$ 1,920,482	$ 1,562,323

Accounts receivable are pledged as security for certain indebtedness (refer to Note 6).

3. **INVENTORIES**

Inventories are summarized as follows:

	2018	2017
Finished goods - net	$ 2,619,600	$ 2,126,099
Work-in-process	245,397	253,099
Total inventories - net	$ 2,864,997	$ 2,379,198

Inventories are pledged as security for certain indebtedness (refer to Note 6). Inventories are presented net of expected write-offs for unsellable items of $316,635 and $252,935 at December 31, 2018 and 2017, respectively.

4. PREPUBLICATION COSTS OF PRODUCING INVENTORIES

Prepublication costs of producing inventories are summarized as follows:

	2018	**2017**
Editorial costs	$ 2,220,852	$ 1,658,114
Production costs	1,417,646	1,152,895
	3,638,498	2,811,009
Less: accumulated amortization	(2,958,290)	(2,299,195)
	680,208	511,814
Less: current portion	(120,941)	(363,534)
	$ 559,267	$ 148,280

Amortization expense was $659,094 and $575,158 for the years ended December 31, 2018 and 2017, respectively, and was included in cost of sales.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2018	**2017**
Office furniture and equipment	$ 251,907	$ 251,907
Computer equipment	578,572	522,209
Computer software	94,753	94,753
Leasehold improvements	98,212	98,212
	1,023,444	967,081
Less: accumulated depreciation	(871,573)	(817,901)
	$ 151,871	$ 149,180

Depreciation expense was $53,672 and $72,306 for the years ended December 31, 2018 and 2017, respectively. Certain assets are pledged as security for certain indebtedness (refer to Note 6).

6. LINE OF CREDIT

The Company has a credit line agreement with a financial institution in the amount of $2,200,000, which matures on November 13, 2019. The line bears interest at the prime rate (5.50% per annum, at December 31, 2018), plus 0.5% per annum. At December 31, 2018 the effective interest rate on the line of credit was 6%. The line is secured by certain assets of the Company and is subject to certain financial covenants, as defined. At December 31, 2018 and 2017, the outstanding balance on the line of credit was $4,845 and $417,513, respectively.

7. BONDS PAYABLE

On August 1, 2012, the Company initiated a private offering in which it offered to its stockholders and other defined groups up to $475,000 in unsecured, interest-bearing corporate bonds of the Company. The interest rate on the bonds is 4% per annum, and provides for interest only payments on January 15 of each year, covering the interest accrued during the previous calendar year. All outstanding principal, and interest accrued from the previous payment through December 31, 2032, will be due and payable no later than January 15, 2033. The bonds may be redeemed without penalty at any time after December 31, 2017 by the Company paying the bondholder the principal amount of the bond plus interest accrued though the date of redemption. The bonds are subordinated to any bank debt.

Bonds payable are as follows at December 31, 2018 and 2017:

	2018	2017
Bonds payable	$ 60,000	$ 60,000
Unamortized debt issuance costs	(13,105)	(14,045)
	$ 46,895	$ 45,955

For the years ended December 31, 2018 and 2017, amortization of the debt issuance costs was $942.

8.   CAPITAL STOCK

In July 2012, the Company amended and restated its Articles of Incorporation which authorized the Company to issue two classes of stock designated, respectively, "common stock" and "preferred stock", with total authorized shares of 10,000,000 and 90,000, respectively. Of the preferred stock, 30,000 shares are designated Series A and 60,000 shares are designated Series B.

Each share of preferred stock is entitled to receive on July 1 of each year, in preference to holders of any other stock of the Company, out of legally available funds, cumulative cash dividends. The Series A preferred stockholders are entitled to dividends at a per annum rate of the prime interest rate, as defined, plus 3.25%, subject to a minimum rate of 7.5% and a maximum rate of 15% applied to the original issue price of $10 per share, subject to adjustments for stock dividends, stock splits, and other similar transactions. The Series B preferred stockholders are entitled to dividends at a per annum rate of 4% applied to the original issue price of $12 per share, subject to adjustments for stock dividends, stock splits, and other similar transactions.

The preferred stock is convertible, at the option of the holder, into common stock, and each preferred stockholder shall be entitled to one vote for each share of common stock into which such preferred stock is converted. Each share of preferred stock shall be automatically converted into shares of common stock upon the election of at least 60% of the holders of the stock, or upon the closing of a public offering, which results in aggregate gross proceeds of at least $30 million. At any time after two years from the original issue date of the preferred stock, the Company may redeem such stock by paying the original issue price (adjusted for stock dividends, combinations, splits, recapitalizations and the like) plus any accrued but unpaid dividends. No shares of preferred stock acquired by the Company may be reissued.

In 2017, 200 series B Preferred Shares were converted to common shares.

Upon liquidation of the Company, the preferred stockholders are entitled to receive an amount equal to the original issuance price per share plus all accrued and unpaid dividends on such shares. The preferred stock has preference as to dividends and liquidation value upon dissolution or winding up of the Company. Liquidation value of the Series A preferred stock was $275,167 at December 31, 2018 and 2017. The liquidation value of the Series B preferred stock was $527,874 and $527,398 at December 31, 2018 and 2017, respectively.

Stock Repurchase

During 2018 and 2017, the Company repurchased 9,249 and 10,116 shares of common stock at $10.06 and $10.03 per share, respectively, from its shareholders. During 2017, the Company contributed 5,834 shares of common stock to the ESOP (refer to Note 9).

9. EMPLOYEE STOCK OWNERSHIP PLAN

The Company established an employee stock ownership plan ("ESOP") effective January 1, 1996. The ESOP was designed to qualify for preferred tax treatment under Section 401 (a) of the Internal Revenue Code and to enable participating employees to share in the growth and prosperity of the Company. Under the ESOP, an Employee Stock Ownership Trust holds the investments of the Plan.

Upon termination, death, or retirement, distributions may be made in cash or shares of Company common stock. Under Federal income tax regulations, Company stock that is held by the ESOP and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand the Company to buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure the participant has the ability to ultimately obtain cash.

Employer contributions to the ESOP are at the discretion of the Board of Directors. The Company contributed $84,838 and $33,958 to the ESOP for the years ended December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, the Company repurchased 9,249 and 4,282 shares of common stock from the ESOP, respectively. During the year ended December 31, 2017, the ESOP purchased 5,834 shares of common stock from the Company. At December 31, 2018 and 2017, the ESOP held 86,634 and 95,883 shares, respectively.

10. 401(K) PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan that is available to eligible employees. Employer contributions to the plan are at the discretion of the Board of Directors. The Company contributed $7,436 and $2,625 to the 401(k) profit sharing plan for the years ended December 31, 2018 and 2017, respectively.

11.   COMMITMENTS AND CONTINGENCIES

In 2013, a group of the Company's authors, customers, employees, and other community members, including the Company's President, founded the Berrett-Koehler Foundation ("Foundation"), a non-profit organization. The Company's Board of Directors agreed to fund the Foundation with contributions determined at their discretion. For the years ended December 31, 2018 and 2017, the Company contributed $34,248 and $24,954 to the Foundation, based on prior year operating results. Such costs are included in the accompanying consolidated statement of income in finance and operations expenses.

In September 2014, the Company entered into an office lease agreement which ends March 31, 2022. On each lease anniversary date, there is an annual 3% increase in rent until the end of the lease term. Total rent expense under the Company's operating lease was $321,463 and $331,111 for the years ended December 31, 2018 and 2017, respectively.

Future minimum lease commitments the under non-cancelable operating lease is as follows:

Year ending December 31,

2019	$ 340,951
2020	351,180
2021	361,715
2022	92,448
	$ 1,146,294

12.   INCOME TAXES

At December 31, 2018 and 2017, deferred tax assets were comprised mostly of temporary differences related to various accrued liabilities and foreign tax credits.

At December 31, 2018 and 2017, the Company has foreign tax credits available of approximately $133,500 and $85,000, respectively, which are included in the deferred tax asset and expire over a period from 2017 to 2023. The Company has determined that there is no need for a valuation allowance at December 31, 2018 or 2017.

12. INCOME TAXES (continued)

Income tax expense for the years ended December 31, 2018 and 2017 is as follows:

	2018	2017
Current income tax expense		
Federal	$ 234,304	$ 38,395
State	51,390	10,472
Foreign	36,794	(2,896)
	322,488	45,971
Deferred income tax expense		
Federal	(191,548)	72,300
State	(35,900)	21,600
Foreign	(28,252)	15,000
	(255,700)	108,900
Provision for income tax expense	$ 66,788	$ 154,871

On December 22, 2017, Tax Cuts and Jobs Act tax reform legislation was signed into law. This legislation makes significant changes in U.S. tax law, including a reduction in the corporate tax rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from the current rate of 34% to 21%. As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities at the rate in effect during their scheduled reversal. This revaluation resulted in an increase in the 2017 income tax provision of $57,000 from continuing operations and a corresponding reduction in the deferred tax asset. The other provisions of the Tax Cuts and Jobs Act did not have a material impact on the financial statements.

13. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Company recognized sales of $1.8 million and $1.9 million, respectively, from a company in which an officer of that company is a member of the Company's Board of Directors. Accounts receivable from this related party totaling $16,463 and $204,692 at December 31, 2018 and 2017, respectively, are included in the accounts receivable balances in the accompanying consolidated balance sheets. Accounts payable to this related party totaling $2,000 and $4,500 at December 31, 2018 and 2017, respectively, are included in the accounts payable balances in the accompanying consolidated balance sheets.

During the year ended December 31, 2017, the Company incurred IT support costs of $57,288, from another company in which an officer of that company is a member of the Company's Board of Directors. There were no such IT support costs incurred during the year ended December 31, 2018.

During the year ended December 31, 2018 and 2017, the Company incurred printing costs of $189,309 and $588,649, respectively, from another company in which an officer of that company is a member of the Company's Board of Directors. Accounts payable to this related party totaling $41,312 at December 31, 2017, are included in the accounts payable balances in the accompanying consolidated balance sheets. There were no such accounts payable to the member at December 31, 2018.

During the years ended December 31, 2018 and 2017, the Company incurred office supply costs of $5,796 and $5,743, respectively, from another company in which an officer of that company is a member of the Company's Board of Directors. Accounts payable to this related party totaling $2,000 and $106 at December 31, 2018 and 2017, respectively, are included in the accounts payable balances in the accompanying consolidated balance sheets.

The Company has bonds payable totaling $20,000 to the President of the Company at December 31, 2018 and 2017.

SUPPLEMENTAL INFORMATION

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND EBITDA
For the Years Ended December 31, 2018 and 2017

	2018	2017
REVENUES		
Print sales - net	$ 7,645,378	$ 6,373,335
Digital sales	2,262,084	1,858,141
Subsidiary rights	654,735	763,572
Other revenues	202,169	358,325
Total revenues	10,764,366	9,353,373
COST OF SALES		
Direct cost of goods sold	1,832,831	1,572,267
Royalties	1,870,228	1,481,325
Amortization of prepublication costs of producing inventories	659,094	575,158
Other cost of sales	33,689	265,425
Total cost of sales (excluding amortization)	4,395,842	3,894,175
Gross profit	6,368,524	5,459,198
OPERATING EXPENSES		
Finance and operations	2,012,731	1,704,772
Marketing	1,705,079	1,361,290
Editorial	612,760	707,870
Distribution	962,769	655,654
International sales and business development	559,775	532,977
General production expenses	120,301	89,689
Start-up costs related to Bkpedia	908	78,057
Total operating expenses (excluding depreciation)	5,974,323	5,130,309
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	394,201	328,889
Depreciation	54,614	73,248
Interest and other expenses	42,152	45,888
Income before provision for income taxes	297,435	209,753
Provision for income taxes	66,788	154,871
NET INCOME	$ 230,647	$ 54,882



THE BERRETT-KOEHLER GROUP, INC.
AND SUBSIDIARY
Consolidated Financial Statements
December 31, 2019 and 2018

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
The Berrett-Koehler Group, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of The Berrett-Koehler Group, Inc. and its wholly-owned subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

135 Main Street, 9th Floor • San Francisco, CA 94105 main 415.781.2500
Located throughout California web squarmilner.com



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Berrett-Koehler Group, Inc. and its wholly-owned subsidiary as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 3 to the consolidated financial statements, the Company had negative cash flows from operations, a net loss for the year ended December 31, 2019, and an accumulated deficit at December 31, 2019. Management's evaluation of these conditions and management's actions and plans to mitigate these matters are also described in Note 3.

As further discussed in Note 16, subsequent to December 31, 2019, the World Health Organization declared an outbreak of novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the Company expects this matter to negatively impact its operations, the related financial impact cannot be reasonably estimated at this time.

Our opinion is not modified with respect to these matters.

SQUAR MILNER LLP

Squar Milner LLP

San Francisco, California
July 28, 2020

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2019 and 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 114,469	$ 147,096
Accounts receivable - net	1,469,533	1,920,482
Inventories - net	2,834,424	2,864,997
Prepublication costs of producing inventories - net	700,083	120,941
Other current assets	302,495	52,298
Total current assets	5,421,004	5,105,814
NON-CURRENT ASSETS		
Furniture, equipment and leasehold improvements - net	117,920	151,871
Prepublication costs of producing inventories - net	310,105	559,267
Deferred tax assets	501,000	454,800
Royalty advances and other assets	338,124	304,174
Total non-current assets	1,267,149	1,470,112
Total assets	$ 6,688,153	$ 6,575,926
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Outstanding checks - not yet cleared	$ 121,079	$ -
Accounts payable	435,523	662,960
Accrued liabilities	434,709	582,127
Reserve for returns - discontinued distributor	-	641,000
Reserve for returns - general	165,000	260,833
Note payable - bank	1,759,945	4,845
Notes payable - related party	200,000	-
Royalties payable, current	1,262,336	1,676,884
Preferred stock dividends payable	25,013	19,495
Deferred revenue	-	12,267
Deferred rent, current	-	29,154
Total current liabilities	4,403,605	3,889,565
OTHER LIABILITIES		
Royalties payable	252,475	299,020
Deferred rent	204,795	103,801
Bonds payable - net of unamortized debt issuance costs	47,837	46,895
Total other liabilities	505,107	449,716
STOCKHOLDERS' EQUITY		
Convertible preferred stock, Series A, 30,000 shares authorized,		
26,739 shares issued and outstanding	229,900	229,900
Convertible preferred stock, Series B, 60,000 shares authorized,		
59,653 and 43,013 shares issued and outstanding	692,334	492,654
at December 31, 2019 and 2018, respectively		
Common stock, 10 million shares authorized, 767,608 and 794,471		
shares issued and outstanding at December 31, 2019 and 2018, respectively	1,038,292	1,262,626
Retained earnings (accumulated deficit)	(181,085)	251,465
Total stockholders' equity	1,779,441	2,236,645
Total liabilities and stockholders' equity	$ 6,688,153	$ 6,575,926

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019 and 2018

	2019	2018
REVENUES		
Print sales - net	$ 7,694,718	$ 7,645,378
Digital sales	1,644,605	1,807,554
Audio sales	449,280	454,530
Subsidiary rights	697,388	654,735
Other revenues	105,118	202,169
Total revenues	10,591,109	10,764,366
COST OF SALES		
Direct cost of goods sold	2,025,083	1,832,831
Royalties	1,811,721	1,870,228
Amortization of prepublication costs of producing inventories	945,306	659,094
Other	334,639	33,689
Total cost of sales	5,116,749	4,395,842
Gross profit	5,474,360	6,368,524
OPERATING EXPENSES		
Finance and operations	1,960,593	2,012,731
Marketing	1,755,119	1,705,079
Editorial	399,042	613,668
Distribution	977,634	962,769
International sales and business development	526,820	559,775
General production expenses	82,792	120,301
Depreciation and amortization	70,811	54,614
Total operating expenses	5,772,811	6,028,937
(Loss) income from operations	(298,451)	339,587
OTHER INCOME (EXPENSES)		
Interest expense	(84,687)	(61,346)
Other income	-	19,194
Total other expense	(84,687)	(42,152)
(Loss) Income before provision for income taxes	(383,138)	297,435
Provision for income taxes	(24,989)	66,788
NET (LOSS) INCOME	$ (358,149)	$ 230,647

The accompanying notes are an integral part of these consolidated financial statements.

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018

	Preferred Stock- Series A		Preferred Stock- Series B		Common Stock		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount		
Balance - January 1, 2018	26,739	$ 229,900	43,013	$ 492,654	803,970	$ 1,355,671	$ 61,517	$ 2,139,742
Shares repurchased from current shareholders	-	-	-	-	(9,249)	(93,045)	-	(93,045)
Preferred stock dividends - Series A	-	-	-	-	-	-	(20,054)	(20,054)
Preferred stock dividends - Series B	-	-	-	-	-	-	(20,645)	(20,645)
Net income	-	-	-	-	-	-	230,647	230,647
Balance - December 31, 2018	26,739	229,900	43,013	492,654	794,721	1,262,626	251,465	2,236,645
Shares repurchased from current shareholders	-	-	-	-	(5,529)	(58,612)	-	(58,612)
Shares converted from Common stock to Series B	-	-	16,640	199,680	(24,960)	(199,680)	-	-
Preferred stock dividends - Series A	-	-	-	-	-	-	(20,054)	(20,054)
Preferred stock dividends - Series B	-	-	-	-	-	-	(20,693)	(20,693)
Common stock dividend - Series 2	-	-	-	-	-	-	(33,654)	(33,654)
ESOP contribution	-	-	-	-	3,376	33,958	-	33,958
Net Loss	-	-	-	-	-	-	(358,149)	(358,149)
Balance - December 31, 2019	26,739	$ 229,900	59,653	$ 692,334	767,608	$ 1,038,292	$ (181,085)	$ 1,779,441

The accompanying notes are an integral part of these consolidated financial statements.

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (358,149)	$ 230,647
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation and amortization	1,015,175	712,766
Amortization of debt issuance costs	942	942
Impairment of prepublication costs	-	-
Deferred taxes	(46,200)	(255,200)
Changes in operating assets and liabilities:		
Accounts receivable - net	450,949	(358,159)
Inventories - net	30,573	(485,799)
Prepublication costs of producing inventories	(1,275,286)	(827,490)
Other current assets	(250,197)	50,792
Royalty advances and other assets	(33,950)	16,615
Outstanding checks - not yet cleared	121,079	-
Accounts payable	(193,479)	213,489
Accrued liabilities	(147,418)	151,292
Reserve for returns - discontinued distributor	(641,000)	641,000
Reserve for returns - general	(95,833)	85,833
Deferred revenue	(12,267)	12,267
Royalties payable	(461,093)	436,527
Deferred rent	71,840	(19,224)
Net cash (used in) provided by operating activities	(1,824,314)	606,298
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(35,918)	(56,363)
Net cash used in investing activities	(35,918)	(56,363)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from (payments on) note payable - bank	1,755,100	(412,668)
Proceeds from notes payable - related party	200,000	-
Stock repurchase	(58,612)	(93,045)
Dividends to common stockholders	(33,654)	-
Dividends to preferred stockholders	(35,229)	(40,223)
Net cash provided by (used in) financing activities	1,827,605	(545,936)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(32,627)	3,999
CASH AND CASH EQUIVALENTS - beginning of year	147,096	143,097
CASH AND CASH EQUIVALENTS - end of year	$ 114,469	$ 147,096
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 85,557	$ 61,346
Income taxes	$ 8,043	$ 162,174
Non-cash transaction		
Contribution of common stock to ESOP	$ 33,958	$ -
Conversion of common stock to series B preferred stock	$ 199,680	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company

The Berrett-Koehler Group, Inc. (BKG) is a holding company whose wholly-owned subsidiary is Berrett-Koehler Publishers, Inc. (BKP) (collectively "the Company"). Both BKG and BKP Corporations were formed in the state of California. The Company publishes resource materials (primarily hardcover books, paperback books, digital books, and other digital resources) in a range of areas, including business, economics, leadership, management, organizational change, human resource development, work and careers, personal development, self-help, current affairs, societal change, and sustainable development. The Company sells its products to customers primarily through domestic and international distributors, bookstores, internet sales, conference and meeting displays, promotions by authors, catalog marketers, direct corporate sales, direct mail and email marketing to customers, other online and digital marketing, subsidiary rights sales, and other similar means.

Principles of Consolidation

The consolidated financial statements include the accounts of BKG and its wholly-owned subsidiary, BKP. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the consolidated financial statements and accompanying notes. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, allowance for slow and obsolete inventories, reserve for returns, and the amortization of prepublication costs. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions. Such balances with any one institution may, at times, be in excess of federally insured amounts (currently $250,000 per depositor). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk (continued)

The Company performs ongoing credit evaluations of its distributors and customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. The Company had sales through two distributors that generated 61% and 82%, respectively, of its total revenue for the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, the Company had accounts receivable due from one distributor that accounted for 55% and 54%, respectively, of its total accounts receivable.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all short-term highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents. At December 31, 2019 and 2018, there were no cash equivalents.

Prepublication Costs of Producing Inventories

Prepublication costs of producing inventories include certain expenditures for the development of print products, including editorial development of publications and design and production management. The prepublication costs are assigned to each individual publication by effort expended, based on management's assessment. These costs are incurred and capitalized prior to the commencement of printing, and are amortized over three years using the double-declining balance method of amortization (refer to Note 6).

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported at net realizable value. An allowance for uncollectible accounts reflects management's estimate of probable losses inherent in the accounts receivable balance. Management primarily determines the allowance based on the aging of accounts receivable balances and historical experience. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. Finance charges are recorded as income when received. The Company generally does not require collateral, but has the ability to file liens for outstanding receivables.

Inventories

Inventories are stated at the lower of cost (on the average cost basis) or net realizable value and include finished books and work-in-process.

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment acquisitions in excess of $500 are recorded at cost, less accumulated depreciation. Leasehold improvements are recorded at cost and amortized over the improvements' estimated useful lives or the life of the lease, whichever is shorter. Repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the following estimated useful lives:

Office furniture and equipment	3 - 7 years
Computer equipment	3 years
Computer software	3 years
Leasehold improvements	7 years

Deferred Rent

The Company's office lease contains predetermined fixed increases of the minimum rental rate over the term of the lease. The Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between rent expense and the amount paid as deferred rent.

Revenue Recognition

In the year ended December 31, 2019, the Company adopted the provisions of ASC 606 "Revenue from Contracts with Customers" issued by the Financial Accounting Standards Board using the modified retrospective method (refer to Note 2).

Revenues primarily result from the Company's sales of print books, subsidiary rights, digital products and events. Revenue recognition is evaluated through the following five steps: (i) identification of the contract or contracts with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

Revenues from print and digital products are recognized at a point in time, upon transfer of control of promised products and/or services to customers in amounts that reflect the consideration the Company expects to receive in exchange for those products and services.

Sales of print products are recorded when merchandise is shipped to customers by the Company or its distributors, net of an allowance for estimated returns (see Policy for Reserves for Returns below).

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Sales of digital products are recorded when digital files are delivered to customers by the Company or its distributors. Sales of audio products are recorded when digital files or merchandise are delivered to customers by the Company or its distributors. There are no variable considerations related to sales of print, audio, or digital products.

Subsidiary rights revenues are recorded over time when the Company becomes entitled to consideration as a result of usage of such rights by the Company's subsidiary rights customers. Nonrefundable advances received for subsidiary rights are generally recorded as revenue at the time the contract is signed.

Revenue from seminars, which is presented as other income on the statement of operations, are recorded when seminars are provided. Payments received in advance are deferred.

Payment terms vary depending on the customer's risk profile to the Company and are typically due in 30 days. There were no significant financing components in contracts for the years ended December 31, 2019 and 2018.

Reserve for Returns

Estimated returns are determined based on actual returns that are known and those reasonably estimated by Company based on the most recent historical experience. At December 31, 2019 and 2018, the Company had a returns reserve of approximately $165,000 and $902,000, respectively. At December 31, 2019 and 2018, the reserve consisted entirely of print sales.

The Company discontinued its relationship with its primary trade distributor (Ingram Publishers Services) in 2018 as part of a long-planned transition to distribution by Penguin Random House Publishers Services. The Company incurred significant, expected returns as a result of this transition and planned for those returns by establishing an appropriate reserve for returns at December 31, 2018. Such returns were completed in 2019, and no remaining returns from the discontinued distributor are expected.

Shipping and Handling

For the years ended December 31, 2019 and 2018, shipping and handling costs of $201,791 and $277,478, respectively, were expensed as incurred.

Advertising and Promotion Costs

The Company expenses advertising and promotion costs as incurred.

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Royalty Costs

Royalties are charged to cost of sales when the sale of a book occurs. These costs are predetermined by the arrangements made between the Company and the author. Royalties payable are presented net of allowance for returns.

Debt Issuance Costs

Debt issuance costs consist of origination charges and other fees incurred in connection with issuing bonds. These costs are netted against bonds payable and amortized over the debt term (refer to Note 9).

Income Taxes

The Company recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's consolidated financial statements or tax returns. Deferred tax assets are recognized for deductible temporary differences, with a valuation allowance established against the resulting assets to the extent it is more likely than not that the related tax benefit will not be realized. Foreign amounts relate to taxes paid on international sales which created federal deferred tax assets (refer to Note 14). The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The Company classifies all the deferred tax assets and liabilities as noncurrent on the Company's consolidated balance sheets.

Each year, management considers whether any material tax position the Company has taken is more likely than not to be sustained upon examination by the applicable taxing authority. Management believes that any positions the Company has taken are supported by substantial authority and, hence, do not need to be measured or disclosed in the attached consolidated financial statements.

Recent Accounting Pronouncements

The FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02") for lease accounting to increase transparency and comparability among companies by requiring the recognition of lease assets and lease liabilities by lessees. The new standard will be effective for the Company for the year ending December 31, 2022, and early adoption is permitted. The Company is currently evaluating the timing of its adoption and its impact on its consolidated financial statements.

Reclassification of Prior Year Presentation

Certain amounts related to royalty advances and accrued liabilities have been reclassified to conform to the presentation of the current period consolidated financial statements. These reclassifications had no effect on the previously reported net income.

1.   DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company has evaluated subsequent events through July 28, 2020 which represents the date the consolidated financial statements were available to be issued.

2.   NEW ACCOUNTING PRONOUNCEMENT

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, which replaces most existing revenue recognition guidance in U.S. GAAP. The Company has adjusted the presentation of its consolidated financial statements accordingly (refer to Note 1, Revenue Recognition).

The core principle of ASC 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. Revenue is recognized when control of the promised goods or services is transferred to customers. ASC 606 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments used (refer to Note 1). The Company adopted ASC 606 effective January 1, 2019, using the modified retrospective method. The adoption of ASC 606 did not have a material effect on the Company's consolidated financial position or results of operations and there was no cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2019 and 2018 as a result of ASC 606 implementation.

3.   LIQUIDITY AND MANAGEMENT'S PLANS

Pursuant to Accounting Standards Update No. 2014-15, Presentation of Financial Statement Going Concern (Subtopic 205-40), management evaluates the Company's ability to continue as a going concern for one year after the date of the financial statements are available for issuance.

For the year ended December 31, 2019, the Company had negative operating cash flows of approximately $1,824,000, including $641,000 non-recurring effect of expected sales returns from a discontinued distributor as described in Note 1, Reserve for Returns. This amount was accrued at December 31, 2018 and was reflected in the results of operations in 2018; it was fully settled in 2019. At December 31, 2019, the accumulated deficit was approximately $181,000 and there was a net loss of approximately $358,000. The Company relies on its line of credit to finance its operations; the line of credit is subject to various covenants and matures in February 2021 (refer to Note 8). In addition, the Company has been adversely affected by the global pandemic from COVID 19 (refer to Note 16).

3. LIQUIDITY AND MANAGEMENT'S PLANS (continued)

Management considered these conditions and events to be significant and has implemented the following plans to mitigate the impact of the loss and COVID-19:

1. In 2020, the Company raised $858,500 in cash in a Series C Preferred Stock offering and is planning to issue additional stock to accommodate several purchasing offers it has already fielded from additional investors (refer to Note 16).
2. The Company received $10,000 (fully forgiven) and expects to receive an additional $140,000 from the Federal Economic Injury and Disaster Loan program.
3. The Company received a Paycheck Protection Program ("PPP") loan, in the amount of $691,883, under the CARES ACT. Management expects the entire amount of the loan to be forgiven.
4. Salaries of 33 full-time and part-time employees were reduced by 5-10% as of January 1, 2020.
5. The Company has been approved for the California Work Sharing Program, designed to reduce payroll expenses, avoid layoffs, and speed recovery. It launched participation in this program in July, 2020.
6. Inventory processes were modified to reduce excessive inventory purchases in an effort to improve cash flow.

Management believes the above actions and plans to be effective and expects to have sufficient availability under its line of credit and sufficient liquidity for the period of at least twelve months from July 28, 2020. Whereas management has been successful to date in carrying out its plan to improve its liquidity position, the Company's ability to continue improving its financial position significantly depends on its ability to meet sales forecast, obtain PPP loan forgiveness, and renew its line of credit when it becomes due in February 2021 (refer to Note 8), and there can be no assurance that the Company will be successful in accomplishing these objectives.

4. ACCOUNTS RECEIVABLE

At December 31, 2019 and 2018 accounts receivable were as follows:

	2019	2018
Accounts receivable	$ 1,543,533	$ 1,996,482
Less- allowance for doubtful accounts	(74,000)	(76,000)
Accounts receivable - net	$ 1,469,533	$ 1,920,482

Accounts receivable are pledged as security for certain indebtedness (refer to Note 8).

5. INVENTORIES

At December 31, 2019 and 2018 inventories consisted of the following:

	2019	**2018**
Finished goods - net	2,578,574	2,619,600
Work-in-process	255,850	245,397
Total inventories - net	2,834,424	2,864,997

Inventories are pledged as security for certain indebtedness (refer to Note 8) and are presented net of expected write-offs for unsellable items of $199,447 and $107,000 at December 31, 2019 and 2018, respectively.

6. PREPUBLICATION COSTS OF PRODUCING INVENTORIES

At December 31, 2019 and 2018, prepublication costs of producing inventories were as follows:

	2019	**2018**
Editorial costs	$ 3,133,955	$ 2,220,852
Production costs	1,779,829	1,417,646
	4,913,784	3,638,498
Less: accumulated amortization	(3,903,596)	(2,958,290)
	1,010,188	680,208
Less: current portion	(700,083)	(120,941)
	$ 310,105	$ 559,267

For the years ended December 31, 2019 and 2018, amortization expense was $945,306 and $659,094, respectively, and was included in cost of sales.

7. PROPERTY AND EQUIPMENT

At December 31, 2019 and 2018, property and equipment consisted of the following:

	2019	2018
Office furniture and equipment	$ 251,907	$ 251,907
Computer equipment	592,176	578,572
Computer software	94,753	94,753
Leasehold improvements	120,527	98,212
	1,059,363	1,023,444
Less: accumulated depreciation	(941,443)	(871,573)
	$ 117,920	$ 151,871

For the years ended December 31, 2019 and 2018 depreciation expense was $69,869 and $53,672, respectively. Certain assets are pledged as security for certain indebtedness (refer to Note 8).

8. NOTE PAYABLE - BANK

The Company has a credit line agreement with a financial institution in the amount of $2,200,000, which matures on February 10, 2021. The line bears interest at the prime rate (4.750% per annum at December 31, 2019), plus 0.5% per annum. At December 31, 2019 the effective interest rate on the line of credit was 5.25%. The line is secured by certain assets of the Company and is subject to certain financial covenants, as defined. At December 31, 2019, the Company was not in compliance with the current ratio covenant, and the bank waived this event of noncompliance. At December 31, 2019 and 2018, the outstanding balance on the line of credit was $1,759,945 and $4,845, respectively.

Towards the end of the 2018 year, the Company received approximately $1,190,000 from its discontinued distributor; therefore, its borrowings under the line amounted to only $4,845. The amount received from the former distributor was spent in its entirety during 2019 as returns from that distributor were applied against the payment from the new distributor. At December 31, 2019, the increase in the line of credit amount of $1,759,945 resulted from the Company funding its operations along with starting to make semi-annual royalty payments in the fall of 2019, which accelerated its payments of approximately $300,000 in royalties into the 2019 year. At December 31, 2019, and at July 28, 2020, $440,055 and approximately $200,000 was available to borrow on the line respectively.

9. BONDS PAYABLE

In 2012, the Company conducted a private offering in which it offered to its stockholders and other defined groups up to $475,000 in unsecured, interest-bearing corporate bonds of the Company. The interest rate on the bonds is 4% per annum, and provides for interest only payments on January 15 of each year, covering the interest accrued during the previous calendar year. All outstanding principal, and interest accrued from the previous payment through December 31, 2032, will be due and payable no later than January 15, 2033.

The bonds may be redeemed without penalty at any time after December 31, 2017 by the Company paying the bondholder the principal amount of the bond plus interest accrued though the date of redemption. The bonds are subordinated to any bank debt.

At December 31, 2019 and 2018, bonds payable are as follows:

	2019	2018
Bonds payable	$ 60,000	$ 60,000
Unamortized debt issuance costs	(12,163)	(13,105)
	$ 47,837	$ 46,895

For the years ended December 31, 2019 and 2018, amortization of the debt issuance costs was $942.

10. CAPITAL STOCK

In July 2012, the Company amended and restated its Articles of Incorporation which authorized the Company to issue two classes of stock designated as "common stock" and "preferred stock", respectively, with total authorized shares of 10,000,000 and 90,000, respectively. Of the preferred stock, 30,000 shares are designated Series A and 60,000 shares are designated Series B.

Each share of preferred stock is entitled to receive on July 1 of each year, in preference to holders of any other stock of the Company, out of legally available funds, cumulative cash dividends. The Series A preferred stockholders are entitled to dividends at a per annum rate of the prime interest rate, as defined, plus 3.25%, subject to a minimum rate of 7.5% and a maximum rate of 15% per annum applied to the original issue price of $10 per share, subject to adjustments for stock dividends, stock splits, and other similar transactions. The Series B preferred stockholders are entitled to dividends at a per annum rate of 4% per annum applied to the original issue price of $12 per share, subject to adjustments for stock dividends, stock splits, and other similar transactions.

10. CAPITAL STOCK (continued)

The preferred stock is convertible, at the option of the holder, into common stock, and each preferred stockholder shall be entitled to one vote for each share of common stock into which such preferred stock is converted. Each share of preferred stock shall be automatically converted into shares of common stock upon the election of at least 60% of the holders of the stock, or upon the closing of a public offering, which results in aggregate gross proceeds of at least $30 million. At any time after two years from the original issue date of the preferred stock, the Company may redeem such stock by paying the original issue price (adjusted for stock dividends, combinations, splits, recapitalizations and the like) plus any accrued but unpaid dividends. No shares of preferred stock acquired by the Company may be reissued.

In 2019, 24,960 common shares were converted to 16,640 series B Preferred Shares.

Upon liquidation of the Company, the preferred stockholders are entitled to receive an amount equal to the original issuance price per share plus all accrued and unpaid dividends on such shares. The preferred stock has preference as to dividends and liquidation value upon dissolution or winding up of the Company. Liquidation value of the Series A preferred stock was $278,086 and $275,167 at December 31, 2019 and 2018, respectively. The liquidation value of the Series B preferred stock was $730,153 and $527,874 at December 31, 2019 and 2018, respectively.

Subsequent to year end the Company authorized and issued 100,000 shares of Series C preferred stock (refer to Note 16).

Stock Repurchase

During 2019 and 2018, the Company repurchased 5,529 and 9,249 shares of common stock at $10.60 and $10.06 per share, respectively, from its shareholders (refer to Note 11).

ESOP Contribution

During 2019, the Company contributed 3,376 shares of common stock to the ESOP.

Series 2 Stock Issuance

In December 2017, Common stockholders were provided the option to convert shares to Series 2 Common Stock. Effective January 2018, 142,537 shares of Common stock were converted into Series 2. In June 2019, all shares of Series 2 common stock were rescinded and converted back to Common stock. The Company paid dividends of $33,654 to Series 2 Common Stockholders for the period between January 2018 and June 2019.

11. EMPLOYEE STOCK OWNERSHIP PLAN

The Company established an employee stock ownership plan ("ESOP") effective January 1, 1996. The ESOP was designed to qualify for preferred tax treatment under Section 401 (a) of the Internal Revenue Code and to enable participating employees to share in the growth and prosperity of the Company. Under the ESOP, an Employee Stock Ownership Trust holds the investments of the Plan.

Upon termination, death, or retirement, distributions may be made in cash or shares of Company common stock. Under Federal income tax regulations, Company stock that is held by the ESOP and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand the Company to buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure the participant has the ability to ultimately obtain cash.

Employer contributions to the ESOP are at the discretion of the Board of Directors. The Company contributed $33,958 to the ESOP for the year ended December 31, 2018. There was no contribution expense to the ESOP for the year ended December 31, 2019. During the years ended December 31, 2019 and 2018, the Company repurchased 5,529 and 9,249 shares of common stock from the ESOP, respectively. At December 31, 2019 and 2018, the ESOP held 81,105 and 86,634 shares, respectively.

12. 401(K) PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan that is available to eligible employees. Employer contributions to the plan are at the discretion of the Board of Directors. The Company contributed $10,689 and $7,436 to the 401(k) profit sharing plan for the years ended December 31, 2019 and 2018, respectively.

13. COMMITMENTS AND CONTINGENCIES

In 2013, a group of the Company's authors, customers, employees, and other community members, including the Company's President, founded the Berrett-Koehler Foundation ("Foundation"), a non-profit organization. The Company's Board of Directors agreed to fund the Foundation with contributions determined at their discretion. For the years ended December 31, 2019 and 2018, the Company contributed $29,744 and $34,248 to the Foundation, based on prior year operating results. Such costs are included in the accompanying consolidated statement of income in finance and operations expense.

In September 2019, the Company entered into an office lease agreement which ends October 31, 2026. On each lease anniversary date, there is an annual 3% increase in rent until the end of the lease term. Total rent expense under the Company's operating lease was $355,887 and $321,463 for the years ended December 31, 2019 and 2018, respectively.

13. COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease commitments the under non-cancelable operating lease are as follows:

Year ending December 31,

2020	$	275,030
2021		312,467
2022		639,013
2023		717,693
2024		739,224
Thereafter		1,411,684
	$	4,095,111

14. INCOME TAXES

At December 31, 2019 and 2018, deferred tax assets were comprised mostly of temporary differences related to various accrued liabilities, net operating loss carry-forwards and foreign tax credits.

At December 31, 2019 and 2018, the Company has foreign tax credits available of approximately $192,400 and $133,500, respectively, which are included in the deferred tax asset and expire over the period from 2018 to 2024. The Company has determined that there is no need for a valuation allowance at December 31, 2019 or 2018.

14. INCOME TAXES (continued)

For the years ended December 31, 2019 and 2018, the income tax (benefit) expense is as follows:

	2019	2018
Current income tax expense:		
Federal	$ 5,761	$ 234,304
State	(34,047)	51,390
Foreign	49,497	36,794
	21,211	322,488
Deferred income tax expense:		
Federal	(65,800)	(191,548)
State	34,200	(35,900)
Foreign	(14,600)	(28,252)
	(46,200)	(255,700)
Provision for income taxes	$ (24,989)	$ 66,788

15. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company recognized sales of $1.7 million and $1.8 million, respectively, from a company in which an officer of that company is a member of the Company's Board of Directors. Accounts receivable from this related party totaling $16,463 at December 31, 2018, are included in the accounts receivable balance in the accompanying consolidated balance sheets. There were no receivables from this related party as of December 31, 2019. Accounts payable to this related party totaling $1,000 and $2,000 at December 31, 2019 and 2018, respectively, are included in the accounts payable balances in the accompanying consolidated balance sheets.

During the year ended December 31, 2018, the Company incurred printing costs of $189,309 from another company in which an officer of that company is a member of the Company's Board of Directors. There were no printing costs for the year ended December 31, 2019.

During the years ended December 31, 2019 and 2018, the Company incurred office supply costs of $16,952 and $5,796, respectively from another company in which an officer of that company was formerly a member of the Company's Board of Directors. Accounts payable to this related party totaling $1,133 and $2,000 at December 31, 2019 and 2018, respectively, and are included in the accounts payable balances in the accompanying consolidated balance sheets.

15. RELATED PARTY TRANSACTIONS (continued)

The Company has bonds payable totaling $20,000 to the senior editor of the Company at December 31, 2019 and 2018.

On September 30, 2019 and October 11, 2019 the Company received two loans of $100,000 each from an individual serving on one of the Company's committees. The loans, which bear interest at 2.4% per annum, were due September 2020; however, subsequent to year end, one of the loans was converted into Series C preferred stock (refer to Note 16) and the due date of the other loan was changed to September 2021.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company authorized and issued 100,000 shares of Series C Preferred Stock (refer to Note 10). The board also approved an additional 60,000 shares on July 14, 2020, which are pending shareholder approval. Consideration consisted of $858,500 in cash, $41,500 in lieu of services and royalties and $100,000 in lieu of principal from a note outstanding.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. As a result, the Company has experienced a decline in sales, resulting in a negative impact to the results of its operations and its financial position. While the disruption is currently expected to be temporary, there is an uncertainty around the duration. It is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, such as expected credit losses on receivables.

While the Company expects this matter to negatively impact its business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Company applied for and received a loan under the Paycheck Protection Program, took significant cost cutting measures, filed a claim under its business interruption insurance to cover lease costs, and is seeking rent abatement or forbearance from its landlord (refer to Note 3). Management will continue to closely monitor the development and the effect of COVID-19 on the Company's operations and adjust its plans as necessary.

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED BALANCE SHEET
June 30, 2020
UNAUDITED AND NOT IN COMPLIANCE WITH GAAP

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 577,962
Accounts receivable - net of $74,000 allowance for doubtful accounts	1,287,655
Inventories	3,072,773
Prepublication costs of producing inventories, current	696,000
Other current assets	351,990
Total current assets	5,986,380

NON-CURRENT ASSETS

Furniture, equipment and leasehold improvements - net	90,487
Prepublication costs of producing inventories - net	502,187
Deferred tax assets	499,700
Deposits and other assets	389,339
Total non-current assets	1,481,714
Total Assets	$ 7,468,093

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Outstanding checks - not yet cleared	$ 329,794
Accounts payable	455,148
Accrued liabilities	474,138
PPP Loan - net of accrued forgiveness (see note below)	10,000
Note payable	100,000
Bank line of credit	1,703,521
Reserve for returns	165,000
Royalties payable	804,633
Deferred revenue	60,000
Preferred stock dividends payable	57,744
Total current liabilities	4,159,977

OTHER LIABILITIES

Royalties payable	123,384
Deferred rent	418,189
Bonds payable	60,000
Total other liabilities	601,573
Total liabilities	4,761,550

STOCKHOLDERS' EQUITY

Convertible preferred stock, Series A	229,900
Convertible preferred stock, Series B	1,072,950
Convertible preferred stock, Series C	932,114
Common stock	657,676
Retained earnings (Accumulated deficit)	(186,097)
Total stockholders' equity	2,706,543
Total liabilities and stockholders' equity	$ 7,468,093

The Company was granted a PPP loan of $691,882. Management believes that forgiveness of $681,882 of the loan is probable and such forgiveness has been accrued as other income on the Consolidated Statement of Operations and as a reduction of the loan liability on the Consolidated Balance Sheet.

This Consolidated Balance Sheet and the associated Consolidated Statement of Operations have not been audited and are not fully in compliance with Generally Accepted Accounting Principles (GAAP). The statements exclude the effects of income taxes and other customary year-end adjustments, and they are not accompanied by Statements of Cash Flows and Stockholders' Equity, and Notes to Financial Statements, which are all required by GAAP.

THE BERRETT-KOEHLER GROUP, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2020
UNAUDITED AND NOT IN COMPLIANCE WITH GAAP

REVENUES

Print	$ 2,472,316
Audio	197,598
Digital	781,093
Subsidiary rights	349,879
Other revenues	139,442
Total revenues	3,940,327

COSTS OF SALES

Direct cost of goods sold	695,239
Amortization of prepublication costs of producing inventories	348,000
Royalties	722,789
Other	17,218
Total costs of sales	1,783,246
Gross profit	2,157,082

OPERATING EXPENSES

Finance & operations	1,258,641
Marketing	819,869
Distribution	335,369
International sales and business development	153,559
Editorial	90,527
Production	88,004
Depreciation and amortization	33,037
Total operating expenses	2,779,005
(Loss) income from operations	(621,924)

OTHER INCOME (EXPENSES)

Interest income (expense)	(40,936)
Other income - accrued PPP forgiveness (see note below)	681,882
Other income (expense)	10,000
Income (loss) before provision for income taxes	$ 29,022

The Company was granted a PPP loan of $691,882. Management believes that forgiveness of $681,882 of the loan is probable and such forgiveness has been accrued as other income on the Consolidated Statement of Operations and as a reduction of the loan liability on the Consolidated Balance Sheet.

This Consolidated Statement of Operations and the associated Consolidated Balance Sheet have not been audited and are not fully in compliance with Generally Accepted Accounting Principles (GAAP). The statements exclude the effects of income taxes and other customary year-end adjustments, and they are not accompanied by Statements of Cash Flows and Stockholders' Equity, and Notes to Financial Statements, which are all required by GAAP.

EXHIBIT E

BERRETT-KOEHLER GROWTH PLANS

Exhibit E

Berrett-Koehler Growth Plans
10/12/20

Berrett-Koehler enjoyed impressive revenue growth across all formats: print, e-book, and audiobook through 2018. In 2019, we remained flat, and in 2020, our growth was stymied by the pandemic. We expect to renew our revenue growth in 2021, but we're not satisfied with the level of growth and impact a healthy legacy publishing business can generate. To better satisfy our stakeholders' collective yearning to create a world that works for all, we have already begun implementing these key growth strategies:

- DIGITAL PRODUCTS - Extending transition from print publisher to media enterprise
- ADVANCED DIRECT MARKETING - Developing 1:1 relationships with customers
- BK PROFESSIONAL - Increase portfolio by 15%, opening up new specialty markets



Digital Products

- Online courses and summits
- Revolutionary "Launch" model
- Email capture
- Exponential growth in revenue and customer engagement

A traditional print or digital book is only part of the solution today for empowering the changemakers of tomorrow. How content is curated and delivered should reflect the way consumers prefer to learn in today's connected world. To make life-long learning easier and more accessible for consumers--both as individuals and as participants in corporate training programs--BK is investing significant resources in growing the breadth and depth of our online learning offerings.

As far back as the year 2000, digital iterations of BK products were already being offered to consumers through forward-thinking partnerships with both public libraries such as NetLibrary, and corporate libraries like Skillsoft's Books24X7. So, we have proven experience innovating in the digital space.

Our Online Training Programs (OTP) are based on a pre-launch content business model and include integrated editorial, marketing, and technology infrastructure components. The programs include online summits, courses, and fireside chats, ranging in price from $200 to $3,000. The initial *free* broadcast is followed by an evergreen course and online distribution product. These products are sold both directly to individuals and corporations and licensed for consumption through our multiple corporate and library distribution partners. In addition to generating revenue directly, these products drive trade and bulk sales of the print titles that inspired them.

As we build our Online Training Programs, we envision adding a Learning Path curriculum to our offerings to keep the customer engaged over a longer period of study. These paths will help move BK from selling episodic products to helping people and organizations grow over longer periods of time, with impact measured along the way. For example. over time, we envision a comprehensive online training curriculum on Servant Leadership. Our current innovation in toolkits, workbooks, card decks, and self-assessments will help us provide a wide range of complementary learning products in our OTP offerings.

We are confident that, once fully funded, this growth strategy will drive BK to record profits and impact. OTP offerings from BK have already touched over ten million people in the last three years. In 2017, we organized the *Servant Leadership Online Training Summit*, hosted by leadership guru and BK author Ken Blanchard. In 2018, we produced the *Women's Leadership Online Summit* and the *Dare to Serve Online Training Master Course* with Cheryl Bachelder. In 2019, we produced the *People-First Economy Online Summit*, cohosted by BK authors Tiffany Jana and Raj Sisodia, and the *Eat That Frog! Master Course,* taught by BK bestselling author

Brian Tracy. In 2020, we rebroadcast the *Servant Leadership Online Training Summit* and released the *Leadership for a Changing World Online Summit*.

The seven events have produced almost $1,000,000 in revenue so far, including the evergreen product version of *Dare to Serve Online Training Master Course*. In addition, we have collected 120,000 new email addresses through these events that we plan to monetize by cross-selling our other products and services in the coming years, which is valued at $1,200,000 (at $10 per email address). The combined net value of these first three online training products, including two other derivative revenue streams, is $2.2 million. As BK grows from $10 million to $20-$50 million in annual revenues, we envision 15-20% ($3-$9 million) coming from the Online Training Programs division.

These are the kinds of online summits and courses we hope to develop and deliver over the next several years, taught by our current and future authors:

- Servant Leadership Online Immersion Course,
- Diversity, Equity, and Inclusion Course
- The Conflict Resolution Online Summit
- Humble Leadership in Action Online Course
- Change Your Questions Online Course
- Your 12 Business Models to Success Online Course

The "free + paid" business model driving our OTP offerings both makes sound business sense and aligns with our desire to expose as many learners as possible to BK's mission and content. Thanks to the collective marketing of the speakers, each summit draws thousands of new learners and future customers into the BK community. At the same time, our approach is radically democratic in that anyone with a device and internet access can access the programming at no cost. When we scale and execute these programs optimally, 5% of the world's (paying) online learners enable the remaining 95% to enjoy free admission.

Advanced Direct Marketing

- Increased digital product sales
- Broader and deeper contacts with customers
- Corporate bulk sales
- Builds BK's brand and impact

We are two years into an ambitious effort to grow our Advanced Marketing Program (ADM). The mission of our ADM team is "to inspire and connect leaders and idealists who want to change the world with the best advice, insights, and ideas to 10x their impact." The goals of the team are to grow sales of our digital offerings, broaden and deepen our relationships with customers, and drive bulk sales of our print books.

We've already experienced tremendous success with this strategy, which is why we're so keen to scale it. We've grown from around 20,000 contacts to 120,000 contacts in about three years, largely due to Online Training Launches. We've also experienced exciting growth in traffic on our blog. In 2017, we produced 21 blogs and hosted 7,000 sessions. As of August 2019, we've already produced 58 blogs and hosted 111,000 sessions this year. Encouragingly, the big driver in traffic growth is organic, which means our content is getting indexed and discovered via Google. In 2019, total unpaid traffic to our blog and landing pages has grown by about 25%, with organic traffic growing by about 38%. Our bulk buyer program has generated over 300 inquiries (over half of which came from new contacts) and resulted in nearly 50 bulk orders.

Our attention to advanced direct marketing also makes sound strategic sense, since the publishing company of the future is nothing without its network of stakeholders. Happily, the network in which BK is the central node is healthy and extensive, and our authors have some of the biggest networks available. Our marketing strategy is designed to electrify those networks. It invites authors and other partners to share access to their communities with us; they in turn benefit through exposure to BK's and each other's large and active communities. All this amplifies our collective impact exponentially and makes BK an attractor in the eyes of collaborators outside our immediate network--propelling future growth.

Our execution of Jeff Walker's Launch Formula business model--a tightly integrated direct marketing offering--has fueled the success with our Online Training Program offerings, as described above. The model assumes an advanced direct marketing system that utilizes sophisticated automated tools. (The business model is based on a funnel that has well-established metrics associated with sales at the bottom of the funnel based on names entered in the top of the funnel.) A wide variety of cloud-based software services are required to produce a Launch-Formula-based online training course or summit. As we expect to expand our online training offerings over time, we will attend corporate training conferences and conducting ongoing market research in subjects such as learning management systems, automated marketing systems, and event broadcast systems to stay competitive.

As we embrace our transformation from a traditional book publisher to a format-agnostic content provider, we have already set ourselves up for success through the advanced direct marketing initiatives we've introduced so far. However, in the coming months, we must address a crucial digital marketing asset that has not kept up: the Berrett-Koehler website. We are excited to address this problem, as we stand to gain multiple benefits when we do. We imagine a website where we see increasing organic traffic every month, where visitors actively return because navigation -- whether they are searching for a blog post, product, or company information -- is a breeze, and because the content they find or purchase actively helps them to create positive change in their life, work, or community. We imagine that it's so good they recommend it to their friends without a second thought. And we imagine a website where, on the backend, we are able to track how users behave, understanding more deeply what they want and tailoring offers that seem crafted for them--or even, down the line, tailoring entire product lines based on what we learn. This is the type of website that we want and need to start building now.

Below are the broad directives the ADM team is pursuing that require ongoing and additional investment:

- Build the Berrett-Koehler brand with quality web content and assets that attract, convert, retain, and ultimately grow our audience, customers, and partnerships.
- Connect with customers to build demand for bulk/corporate and online training and, to a limited extent, third-party trade sales
- Monetize our content by facilitating direct-to-consumer marketing, sales and distribution
- Collaborate with frontlist and key backlist authors on content-marketing initiatives related to their books and products

Strategies for achieving these directives:

- Invest in Berrett-Koehler website (bkconnection.com) to attract and convert more bulk and online training buyers and reduce systemic complexity
- Pursue specific markets that have the greatest crossover potential for both corporate/organizational sales and online training products sales
- Expand B2B (bulk) marketing and sales investments
- Expand B2C (online training) marketing investments and reduce systemic complexity
- Expand third-party (trade) marketing investments
- Expand content-marketing partnerships with authors
- Increase investment into analytics, systems, and strategy

BK Professional

- Expands content portfolio
- Need-to-have content for specialized professionals
- High profit margins
- New markets for other BK products

With the purchase of Management Concepts' Press' backlist titles in 2017, and the founding of our BK Professional publishing line in 2018, BK established a beachhead in the world of professional publishing. In contrast to BK's trade titles--which are intended for a general audience--professional titles offer need-to-have content for specialized workers. Building on the 127 back list titles in the professional areas of Project Management and Federal Contracting, we now have 32 new and forthcoming titles (first edition and subsequent editions) in professional areas that will further strengthen our professional platform and expand markets for traditional BK publications.

We plan to begin our expansion of the BK Professional agenda with investment in two growing professional arenas: Training and Healthcare. (We will also be building on our Project Management list, by branching out into covering the latest developments in Product Management and Agile business practices.) Areas for expansion were chosen with an eye toward maximum growth potential, while minimizing disruption to BK systems and staff and keeping any potential for additional costs within the realm of what BK invests currently in individual titles. In addition, we targeted professional arenas that had natural synergies with existing BK Trade and with each other.

Training (aka "Talent Development" or "Training & Development"): Like project management, this professional sector is defined by roles and functions that cut across multiple industries. This a large functional area that exists across organizations in most industries. BK has been connected to the training world from the start, and many BK trade authors are active in the training world. BK Professional will help BK serve the larger training world by systematically providing some of the more practical solutions and tools to common professional needs.

Healthcare (specifically leadership/management): Healthcare will be the first true "vertical" or industry that we are targeting with a book agenda. The promise is based on many factors: (1) Healthcare is one of the highest growth sectors by all sorts of measures; (2) healthcare organizations are among the biggest bulk purchase customers of BK books; (3) healthcare organizations are also important and growing constituencies within Training and Project Management; (4) healthcare organizations are going through major changes in the way they are managed; (5) there are fewer competitors in the healthcare administration publishing space. Most importantly, books on healthcare improvement are mission-aligned.

We expect these expansion plans to generate significant growth at minimal risk because we're already expert book publishers, and BK Professional will employ the same product infrastructure as BK Trade. That is, the program will be built on books (mostly) that rely on traditional book production/manufacturing processes, existing vendors, and existing marketing, sales, and distribution channels.

And professional publishing offers a number of appealing dimensions relative to trade publishing. Professional titles bear a higher price point, because the content is "need-to-have," not impulse-buy or publicity-driven. Professional publishing can embrace a wider range of formats, such as workbooks, training guides, and reports in addition to the typical 6"x 9" hardcover or paperback, giving us more flexibility to "franchise" our offerings by building product suites. Ancillary materials, such as instructor's guides, training templates, PowerPoint decks, can be developed and sold or used in content marketing. Professional book programs also tend to be more profitable and financially stable than trade programs.

And it's in many ways easier to find the professional reader than it is to reach the generalist; marketing and publicity efforts are less intermediated than those for trade, and can be directed at customers through their professional associations, organizations, and specialized media (a targeted approach that is aligned with Advance Digital Marketing). Although Amazon will remain a dominant sales channel, BK Professional products have a larger proportion of sales going through bulk/reseller and textbook channels than is typical for trade titles, which in turn delivers better margins to BK and its stakeholders. Professional ebooks have sales on textbook and specialty platforms (like VitalSource and Knovel). Skillsoft and other professionally-oriented platforms are the most significant customer for BK Professional audio content.

BK Professional should be viewed as a start-up within BK. We estimate that it will operate at a loss in 2018 and 2019, break even in 2021, and start to show a modest profit in 2022. It simply takes time to get books from idea to publication--especially challenging when starting from scratch. Nonetheless, we are optimistic that revenue and profit can increase more dramatically after 2021 as we get more projects in the pipeline, have more established contacts in the professions, and have a critical mass of titles to market and sell. With the initial expansion agendas outlined above, we can build up to a $5M program.

EXHIBIT F

2019 BENEFIT REPORT

You may download the latest BK Benefit Report (2019 as of the date of this Offering Memorandum) at: https://www.bkconnection.com/benefit-report-of-berrett-koehler-publishers

EXHIBIT G

SUMMER/FALL 2020 BERRETT-KOEHLER CATALOG

You may download the latest BK Catalog (Summer/Fall 2020 as of the date of this Offering Memorandum) at: https://ideas.bkconnection.com/download-the-latest-bk-catalog

EXHIBIT H

USE OF PROCEEDS TABLE

Item	$200,000 Level	$400,000 Level	$600,000 Level	$800,000 Level	$1,070,0000 Level
Berrett-Koehler Growth Plans & Working Capital	$115,000	$210,000	$305,000	$405,000	$505,000
Steward-Ownership & Steward Governance	$60,000	$100,000	$100,000	$100,000	$100,000
Limited stock buybacks to support transition to Perpetual Purpose Trust	$0	$55,000	$145,000	$230,000	$315,000
Offering expenses (legal, portal, accounting)	$25,000	$35,000	$50,000	$65,000	$80,000
TOTAL	$200,000	$400,000	$600,000	$800,000	$1,070,000